SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82—            .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2020 and 2019

i

FINANCIAL INFORMATION

Management's discussion and analysis

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency.

The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality and supply chain management, procurement as well as research and development and our Global Medical Office function (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations—II. Discussion of measures—Non-IFRS measures."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

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changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") that could be enacted due to the announced intention of the current U.S. administration to continue its efforts to repeal and replace the ACA or result from pending legal challenges to the ACA;

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the outcome of government and internal investigations as well as litigation;

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compliance with current and future government regulations applicable to our business including sanctions and export control laws and regulations, the impact of health care, tax and trade law reforms and regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including the monitor agreement with the U.S. Department of Justice, the Food, Drug and Cosmetic Act, and outside the U.S., inter alia, the European Union ("EU") Medical Device Directive, which will be repealed and replaced by the new EU Medical Device Regulation as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

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possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

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the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

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the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 ("COVID-19") pandemic, including, without limitation, a significant increase in persons experiencing renal failure which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, business and operations, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding the use of COVID-19 related relief.

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product liability risks;

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our ability to continue to make acquisitions, including our ability to develop our core dialysis business to increase future growth and product sales;

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our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;

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the impact of currency and interest rate fluctuations;

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potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades;

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our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

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changes in our costs of purchasing and utilization patterns for pharmaceuticals as well as changes in raw material and energy costs or the inability to procure raw materials;

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introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

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launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;

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potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

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collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

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our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate;

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the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines; and

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the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements.

Important factors that could contribute to such differences are noted in the "Supplemental Risk Factors" set forth below, "Financial condition and results of operations—I. Overview" below, in note 8 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019 (our "2019 Form 20-F"), as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the United States Securities and Exchange Commission's internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Supplemental risk factors

As a result of the current global economic climate, specifically as it relates to COVID-19, as well as attacks on our IT environment, we are subject to additional risks, and we have updated previously disclosed risks, related to the on-going worldwide crisis and cybersecurity described below. We are, and will continue to be, subject to the risks described in our 2019 Form 20-F, specifically under "Risk Factors," and the supplemental risk factors described below should be read in conjunction with those risk factors.

We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as the rapid global spread of the COVID-19 pandemic. COVID-19 has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially affected which may, as a result, adversely affect our business, results of operations and financial condition. While the financial impact of COVID-19 on us has not been material to date (see note 2d) of the notes to the consolidated financial statements (unaudited) included in this report), it is currently impossible to estimate or quantify the extent of its prospective negative effects on our business, results of operations and financial condition. Going forward, the COVID-19 pandemic may have an adverse impact on our operations, manufacturing, supply chains and distribution channels and increase our expenses, including as a result of impacts associated with preventive and precautionary measures that we, our suppliers, customers and other businesses or governments impose on a local, regional, national or international level. Due to these impacts and measures, we are incurring incremental expenses to provide care to our patients and we are experiencing both reductions and increases in demand for certain of our products as health care customers re-prioritize the treatment of patients. We expect to continue to experience significant and unpredictable expenses, reductions and increases in demand for our services and products in the immediately foreseeable future. In addition to existing travel restrictions, countries may continue to close borders, restrict certain product flows, impose prolonged quarantines and further restrict travel, which may significantly impact the ability of our employees to produce products or provide services, or may significantly hamper our products from moving through the supply chain.

In addition to the effects on our health care products business, given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly during a public health crisis, such as the COVID-19 outbreak. Our in-center and home patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, which presents a unique challenge for patients and their care teams. We must ensure that there are enough clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for COVID-positive and suspected patients and implementing other precautions as well as incur costs to identify, contain and remedy the impact in the event that a staff member or patient is determined to have developed COVID-19. It appears that COVID-19 has resulted in a significant increase in persons experiencing temporary renal failure, and we could incur additional staffing costs required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. To the extent that the COVID-19 pandemic increases the historical normal mortality rate in either the pre-end-stage renal disease patient population or in our end-stage renal disease ("ESRD") patient population, our near-term operating results may be materially and adversely affected. The COVID-19 pandemic has resulted, and may continue to result, in more of our dialysis patients requiring hospitalization, which could also materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

In the U.S., the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") has been enacted to mitigate certain adverse financial impacts of the pandemic, including impacts in the health care sector. Additional funding provided under the CARES Act and other COVID-19 relief provides some financial support to our business in the U.S. through suspension of the 2% Medicare payment sequestration reduction from May to December 2020, accelerated and advance payments of Medicare reimbursement and grants to defray expenses and mitigate the loss of revenues related to the COVID-19 pandemic (see note 2d) of the notes to the consolidated financial statements (unaudited) included in this report). However, these measures may not fully offset potential lost revenues and increased costs. We currently estimate that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance is expected to be released from the U.S. Department of Health and Human Services with regards to the application of CARES Act relief funds which may affect the Company's estimate as of September 30, 2020. Additionally, these costs may become more pronounced should the COVID-19 pandemic and its associated effects on our business, financial condition and results of operations persist without relief extensions or additional government programs being provided. Further legislation and amendments to existing legislation intended to fight the COVID-19 pandemic and its adverse economic consequences may be enacted in the markets in which we operate. As the COVID-19 pandemic is prolonged, the risk of further government intervention or measures to counteract the pandemic could impact our business globally. It is currently not possible to estimate or to quantify any effects of such legislative measures on our business.

Furthermore, the outbreak of COVID-19 could disrupt our operations due to absenteeism among our workforce. As a result of these and potentially other factors, and given the rapid and evolving nature of the virus, COVID-19 could negatively affect our results, and it is uncertain how COVID-19 will affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a material adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the COVID-19 pandemic adversely affects our business, net assets, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this report and under "Risk Factors" in our 2019 Form 20-F.

Global economic conditions as well as disruptions in financial markets may have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

Devaluation of currencies and worsening economic conditions, including inflationary cost increases in various markets in connection with deteriorating country credit ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty in the financial markets could adversely affect the valuations of certain of our investments or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted. Most recently, the rapid global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which could have adverse effects on our financial condition and our liquidity.

Job losses or increases in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying Medicare and Medicaid programs. Unemployment rates globally have been negatively impacted by the COVID-19 outbreak, which adversely affected the global economy and could adversely impact our operating results. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, including the projected decline resulting from the COVID-19 pandemic, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect.

Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials for production and service purposes. If we are unable to obtain sufficient quantities of these raw materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers and the inability to access new products or technology could also adversely affect our results of operations.

Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. Any failure of these measures to mitigate disruptive goods shortages and potential price increases or to allow access to favorable new product and technology developments could have an adverse impact on our business and financial condition.

Measures taken by governmental authorities and private actors to limit the spread of the COVID-19 virus have interfered, and may continue to interfere, with the ability of our employees, suppliers, and other business providers to carry out their assigned tasks or supply materials at ordinary levels of performance. While the financial impact of these actions on us has not been material to date, given the rapid spread and evolving nature of the virus, it is uncertain how COVID-19 will affect our global operations generally if these actions persist or are expanded over an extended period of time. Additionally, decreases in the availability and related increases in the cost of personal protective equipment as well as the insufficiency of grants under governmental COVID-19 relief programs to offset some of those expenses could adversely affect our results of operations.

Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.

We and our third-party service providers routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber-attacks may penetrate our and our third-party service providers' security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data ("PPD"), throughout the United States and other parts of the world. We or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws"), including the following events:

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impermissible use, access, or disclosure of unsecured PPD,

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a breach under Data Protection Laws when we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or

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a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, patients and beneficiaries.

In May 2020, our IT environment was attacked which resulted in certain patient data being illegally published in Serbia. We immediately filed a complaint against the unknown attackers with the public prosecutor in Germany and we have contacted the patients who were affected by the illegal data publication. While there was no material impact to our financial condition and results of operations as a result of this attack, future cyber-attacks against our IT systems may result in a loss of financial data or other sensitive information as well as interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

Financial condition and results of operations

I. Overview

We are the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services (until the first quarter of 2020) and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €80 billion in 2019. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and

improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the nine months ended September 30, 2020, approximately 32% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. In recent years, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" as well as the current moratorium on such cuts, (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

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Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD Prospective Payment System ("PPS"), or ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.

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MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

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Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration has been temporarily suspended from May 1, 2020 through December 31, 2020 as part of the COVID-19 relief measures. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results after the suspension is lifted.

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On July 7, 2020, CMS issued a proposed rule to update and make revisions to the ESRD PPS for calendar year ("CY") 2021. CMS estimates that large dialysis organizations will experience a 2.4% increase in payments as a result of payment changes under this proposed rule. The proposed per-treatment CY 2021 base rate is $255.59, which represents a 7% increase from the 2020 base rate of $239.33. The proposed update adds $12.06 to the base rate to pay for calcimimetics and no longer provides the transitional drug add-on payment adjustment ("TDAPA") for calcimimetics. The updated base rate also includes an adjustment reflecting application of the wage index budget-neutrality factor of 0.998652 and a statutory productivity-adjusted market basket increase of 1.8%. CMS updated the acute kidney injury dialysis payment rate for calendar year CY 2021 to $255.59, which is the same as the base rate proposed for the ESRD PPS for CY 2021. As a result of the projected 1.6% overall payment increase for all ESRD facilities, CMS estimates there will be an increase in beneficiary co-insurance payments of 1.6% in CY 2021. CMS received two applications for its transitional add-on payment adjustment for new and innovative equipment and supplies ("TPNIES") but did not propose an add-on payment for either applicant. Finally, CMS proposed to expand its TPNIES policy for CY 2021 to allow eligible home dialysis machines to apply for an add-on payment.

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The CY 2021 ESRD PPS proposed rule also updated the ESRD QIP for payment years ("PY") 2023 and 2024. Under the QIP, payments made to dialysis facilities are subject to a payment reduction of up to 2% based on their performance on certain clinical measures. For PY 2023, based on performance period CY 2021, the ESRD QIP measure set will contain 14 measures including two measures that were newly adopted for PY 2022 (the Percentage of Prevalent Patients Waitlisted (for kidney transplantation) clinical measure and the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities reporting measure), which were finalized in the CY 2019 ESRD PPS rule. CMS did not propose to adopt any new measures for PY 2023. CMS proposed to update the scoring methodology for the Ultrafiltration Rate Reporting Measure to score facilities based on the number of eligible patient-months as opposed to facility-months. CMS does not believe that the current methodology is flexible enough to account for situations in which a facility is unable to obtain data on 100% of all patients. CMS also proposed to update the National Healthcare Safety Network validation study to reduce the number of required records from 20 records across each of the first two quarters (total of 40 records) to 20 records across any two quarters. CMS estimates the impact of its proposed QIP changes will result in a 0.12% payment reduction for large dialysis organizations.

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On August 4, 2020, CMS issued the CY 2021 proposed rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2021, CMS will continue to pay for services covered by certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. The proposed rule updating the ASC Fee Schedule for CY 2021 generally increased the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 2.6% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2021. For the range of procedures provided in a physician office, the CY 2021 Physician Fee Schedule represents, on average, no change in reimbursement compared to the prior year.

Non-oral ESRD-related drugs are generally reimbursed as part of the ESRD PPS bundled payment. Oral only ESRD-related drugs are generally reimbursed outside the ESRD PPS bundled payment. In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

The introduction of Parsabiv™, an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors continues to evolve.

Presently, there is uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services, and the status of the ACA. On March 2, 2020 the U.S. Supreme Court agreed to review the Fifth Circuit Court of Appeals decision affirming a decision by a Texas federal district court that declared the individual mandate under the ACA to be an improper exercise of Congress' taxing power. On August 19, 2020, the U.S. Supreme Court scheduled oral arguments in the consolidated cases, California, et al., v. Texas, et al., No. 19-840 and Texas, et al., v. California, et al., No. 19-1019 for November 10, 2020, with a decision expected to be issued in 2021. For additional information regarding these proceedings, see Item 4B, "Information on the Company—Regulatory and Legal Matters—Health Care Reform" in our 2019 Form 20-F. Changes to the ACA (including a determination that the measure is unconstitutional) could adversely affect us.

For additional information, see "Risk Factors" included in our 2019 Form 20-F.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage plans (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report for further information).

Premium assistance programs

On August 18, 2016, the CMS issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. The holding company for our U.S. operations, Fresenius Medical Care Holdings, Inc. ("FMCH"), and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See "Risk Factors" in our 2019 Form 20-F. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expected to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which it ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") has drafted a new proposed rule entitled "Conditions for Coverage for End-Stage Renal Disease Facilities—Third Party Payments" (CMS-3337-P). While the proposed rule has been under review by the Office of Management and Budget since June 2019, and the HHS identified a target date of November 2019 for publication, the proposed rule has not yet been published for comment.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into its interactions and relationships with AKF, including its charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated with the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the Boston United States Attorney's Office ("USAO") investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed. On July 17, 2020, the relator filed a notice of dismissal and the court thereafter closed the case.

For further information on these and other legal proceedings, please see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our health care service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives which, if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of additional regulatory oversight and expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians have formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery pilot program that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 23 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of September 2020, approximately 41,000 patients were participating in our ESCOs.

In November 2017, we announced the results from the first performance year ("PY") from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year ("CY") 2017) the Company's ESCOs together generated more than $66.7 M in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company's ESCO produced more than $66.1 M in gross savings, an average 1.9% reduction in expenditures per patient. CMS has not finalized results for the fourth performance year (CY 2019). For the fifth performance year (CY 2020), CMS has stated it will give each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. Our ESCOs have not yet selected among these options.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage, ESRD and CKD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of HHS to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices ("ETC") model, is a mandatory model that creates financial incentives for home treatment and kidney transplant with a start date in January 2021 and ending in June 2026. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of September 2020, 967 U.S. dialysis clinics, representing approximately 35% of our U.S. dialysis clinics, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment ("HDPA"), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment ("PPA") beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase in time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and rise to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2026).

Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and Comprehensive Kidney Care Contracting ("CKCC") model (graduated, professional and global), which aim to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity ("KCE"). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provides a start-up period during which the KCE is not at financial risk. Each KCE will elect, by December 21, 2020, whether to remain in the professional model or switch to the global model. Further, prior to April 1, 2021, each KCE will elect whether to continue its participation at-risk beginning in the first Performance Year which starts on April 1, 2021 and ends December 31, 2021. Once implemented, the CKCC model is expected to run through 2025. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe taxes are outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 10 of the notes to consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

II.    Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation and our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)
period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and

(2)
Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Delivered operating income (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered Operating Income"). Delivered Operating Income approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income is the closest comparable IFRS measure. Delivered Operating Income is also benchmarked based on movement at Constant Exchange Rates.

Below is a table showing the reconciliation of operating income to Delivered Operating Income on a consolidated basis and for our reporting segments:

Delivered Operating Income reconciliation
in € M

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Total
Operating income	632	595	1,843	1,653
less noncontrolling interests	(66)	(59)	(210)	(177)

Delivered Operating Income	566	536	1,633	1,476
North America Segment
Operating income	514	477	1,587	1,279
less noncontrolling interests	(62)	(55)	(202)	(167)

Delivered Operating Income	452	422	1,385	1,112
Dialysis
Operating income	490	500	1,474	1,261
less noncontrolling interests	(54)	(50)	(176)	(154)

Delivered Operating Income	436	450	1,298	1,107
Care Coordination
Operating income	24	(23)	113	18
less noncontrolling interests	(8)	(5)	(26)	(13)

Delivered Operating Income	16	(28)	87	5
EMEA Segment
Operating income	99	100	278	334
less noncontrolling interests	(1)	(2)	(2)	(4)

Delivered Operating Income	98	98	276	330
Asia-Pacific Segment
Operating income	97	90	237	254
less noncontrolling interests	(2)	(2)	(5)	(6)

Delivered Operating Income	95	88	232	248
Dialysis
Operating income	82	81	227	235
less noncontrolling interests	(3)	(2)	(7)	(5)

Delivered Operating Income	79	79	220	230
Care Coordination
Operating income	15	9	10	19
less noncontrolling interests	1	0	2	(1)

Delivered Operating Income	16	9	12	18
Latin America Segment
Operating income	11	11	29	28
less noncontrolling interests	0	0	0	0

Delivered Operating Income	11	11	29	28

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for the nine months ended September 30, 2020 and 2019 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified

	For the nine months ended September 30,
	2020	2019
Revenue	13,459	12,897

Net cash provided by (used in) operating activities	3,649	1,796
Capital expenditures	(746)	(788)
Proceeds from sale of property, plant and equipment	10	11

Capital expenditures, net	(736)	(777)

Free cash flow	2,913	1,019
Net cash provided by (used in) operating activities in % of revenue	27.1%	13.9%
Free cash flow in % of revenue	21.6%	7.9%

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a key performance indicator used for internal management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt, through the employment of an extensive mix of debt.

Adjusted EBITDA, a non-IFRS Measure, is also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement and is also relevant in certain of our other major financing arrangements. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of September 30, 2020 and December 31, 2019.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	September 30, 2020	December 31, 2019
Debt and lease liabilities(1)	13,053	13,782
Minus: Cash and cash equivalents(2)	(1,599)	(1,008)

Net debt	11,454	12,774
Net income(3)	1,602	1,439
Income tax expense(3)	471	402
Interest income(3)	(42)	(62)
Interest expense(3)	428	491
Depreciation and amortization(3)	1,614	1,553
Adjustments(3),(4)	76	110

Adjusted EBITDA	4,149	3,933
Net leverage ratio	2.8	3.2

(1)
Debt includes the following balance sheet line items: short-term debt, short-term debt from related parties, current portion of long-term debt and long-term debt, less current portion.

(2)
The increase in cash and cash equivalents as of September 30, 2020 was primarily related to federal relief funding and advanced payments under the CARES Act and other COVID-19 relief (see note 2d) of the notes to the consolidated financial statements included in this report).

(3)
Last twelve months.

(4)
Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2020: €2 M; 2019: -€71 M), non-cash charges, primarily related to pension expense (2020: €49 M; 2019: €46 M), impairment loss (2020: €25 M; 2019: €40 M) and NxStage Medical, Inc. related transaction costs (2019: €95 M).

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases, which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases, with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "IFRS 16 Implementation") is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (unadjusted)
in € M, except where otherwise specified

2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Total assets	33,049	34,200	34,072	32,935	33,169
Plus: Cumulative goodwill amortization	405	421	430	420	432
Minus: Cash and cash equivalents	(1,599)	(1,890)	(1,405)	(1,008)	(965)
Minus: Loans to related parties	(51)	(49)	(40)	(72)	(65)
Minus: Deferred tax assets	(429)	(401)	(382)	(361)	(348)
Minus: Accounts payable	(729)	(678)	(762)	(717)	(655)
Minus: Accounts payable to related parties	(132)	(135)	(134)	(119)	(255)
Minus: Provisions and other current liabilities(1)	(3,641)	(3,799)	(2,577)	(2,452)	(2,546)
Minus: Income tax payable	(269)	(212)	(200)	(180)	(181)

Invested capital	26,604	27,457	29,002	28,446	28,586

Average invested capital as of September 30, 2020	28,019
Operating income	2,459
Income tax expense(2)	(656)

NOPAT	1,803

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified

2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019-	September 30, 2019(3)
Total assets	—	—	—	—	155
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	(4)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	—	—	—	(4)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	—	—	—	147

Adjustment to average invested capital as of September 30, 2020	29
Adjustment to operating income(3)	2
Adjustment to income tax expense(3)	0

Adjustment to NOPAT	1

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified

2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019-	September 30, 2019(3)
Total assets	33,049	34,200	34,072	32,935	33,324
Plus: Cumulative goodwill amortization	405	421	430	420	432
Minus: Cash and cash equivalents	(1,599)	(1,890)	(1,405)	(1,008)	(969)
Minus: Loans to related parties	(51)	(49)	(40)	(72)	(65)
Minus: Deferred tax assets	(429)	(401)	(382)	(361)	(348)
Minus: Accounts payable	(729)	(678)	(762)	(717)	(655)
Minus: Accounts payable to related parties	(132)	(135)	(134)	(119)	(255)
Minus: Provisions and other current liabilities(1)	(3,641)	(3,799)	(2,577)	(2,452)	(2,550)
Minus: Income tax payable	(269)	(212)	(200)	(180)	(181)

Invested capital	26,604	27,457	29,002	28,446	28,733

Average invested capital as of September 30, 2020	28,048
Operating income(3)	2,461
Income tax expense(2),(3)	(656)

NOPAT	1,805
ROIC in %	6.4%

Adjustments to average invested capital and ROIC for the effect from IFRS 16 in € M, except where otherwise specified

2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Total assets	(4,261)	(4,421)	(4,388)	(4,356)	(4,319)
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	4	3	3	2	4
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(134)	(140)	(143)	(140)	(144)
Minus: Income tax payable	—	—	—	—	(4)

Invested capital	(4,392)	(4,558)	(4,529)	(4,494)	(4,463)

Adjustment to average invested capital as of September 30, 2020	(4,487)
Adjustment to operating income	(113)
Adjustment to income tax expense	29

Adjustment to NOPAT	(84)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the effect from IFRS 16)
in € M, except where otherwise specified

2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019-	September 30, 2019(3)
Total assets	28,788	29,779	29,684	28,579	29,005
Plus: Cumulative goodwill amortization	405	421	430	420	432
Minus: Cash and cash equivalents	(1,599)	(1,890)	(1,405)	(1,008)	(969)
Minus: Loans to related parties	(51)	(49)	(40)	(72)	(65)
Minus: Deferred tax assets	(426)	(398)	(380)	(359)	(344)
Minus: Accounts payable	(729)	(678)	(762)	(717)	(655)
Minus: Accounts payable to related parties	(132)	(135)	(134)	(119)	(255)
Minus: Provisions and other current liabilities(1)	(3,775)	(3,940)	(2,720)	(2,592)	(2,694)
Minus: Income tax payable	(269)	(212)	(200)	(180)	(185)

Invested capital	22,212	22,899	24,473	23,952	24,270

Average invested capital as of September 30, 2020	23,561
Operating income(3)	2,348
Income tax expense(2),(3)	(628)

NOPAT	1,720
ROIC in % (adjusted for IFRS 16)	7.3%

Reconciliation of average invested capital and ROIC (unadjusted)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	32,935	33,169	31,956	32,353	26,242
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(965)	(922)	(959)	(2,146)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(346)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(641)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,546)	(2,524)	(2,604)	(2,727)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,586	27,528	27,740	20,395

Average invested capital as of December 31, 2019	26,539
Operating income	2,270
Income tax expense(2)	(565)

NOPAT	1,705

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	—	156	149	151	2,092
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	(4)	(4)	(4)	(45)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	(1)
Minus: Accounts payable	—	—	—	—	(17)
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	(4)	(3)	(3)	(48)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	148	142	144	1,981

Adjustment to average invested capital as of December 31, 2019	483
Adjustment to operating income(3)	(79)
Adjustment to income tax expense(3)	20

Adjustment to NOPAT	(59)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	32,935	33,325	32,105	32,504	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,550)	(2,527)	(2,607)	(2,775)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,734	27,670	27,884	22,376

Average invested capital as of December 31, 2019	27,022
Operating income(3)	2,191
Income tax expense(2),(3)	(545)

NOPAT	1,646
ROIC in %	6.1%

Adjustments to average invested capital and ROIC for the effect from the IFRS 16 Implementation in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	(4,356)	(4,319)	(4,172)	(4,229)	—
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	2	4	4	5	—
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(140)	(144)	(138)	(143)	—
Minus: Income tax payable	—	(4)	(4)	(1)	—

Invested capital	(4,494)	(4,463)	(4,310)	(4,368)	—

Adjustment to average invested capital as of December 31, 2019	(3,527)
Adjustment to operating income	(75)
Adjustment to income tax expense	18

Adjustment to NOPAT	(57)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the effect from the IFRS 16 Implementation)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	28,579	29,006	27,933	28,275	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(359)	(344)	(325)	(304)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,592)	(2,694)	(2,665)	(2,750)	(2,775)
Minus: Income tax payable	(180)	(185)	(175)	(162)	(166)

Invested capital	23,952	24,271	23,360	23,516	22,376

Average invested capital as of December 31, 2019	23,495
Operating income(3)	2,116
Income tax expense(2),(3)	(527)

NOPAT	1,589
ROIC in % (adjusted for IFRS 16)	6.8%

(1)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)
Adjusted for noncontrolling partnership interests.

(3)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. In light of our renal care continuum strategy, these metrics may be adjusted or developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures and are therefore not accompanied by, or reconciled to, IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk associated with generating savings. The value-based programs within Care Coordination include sub-capitation arrangements, the ESCO program and various other shared savings programs. Additionally, we provide coordinated and holistic care for eligible CKD and ESRD members through a value-based payment model in which reimbursement is based on meeting agreed quality improvement, patient outcome goals and cost efficiencies ("Coordinated Care Program"). An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCOs and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

In the North America Segment and the Asia-Pacific Segment, Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by MedSpring Urgent Care Centers (in 2019), Azura Vascular Care, and National Cardiovascular Partners, as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)
in € M

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Total revenue
North America Segment	3,069	3,073	9,495	9,021
EMEA Segment	682	683	2,048	1,984
Asia-Pacific Segment	484	475	1,377	1,360
Latin America Segment	170	182	508	516
Corporate	9	6	31	16

Total	4,414	4,419	13,459	12,897

Operating income
North America Segment	514	477	1,587	1,279
EMEA Segment	99	100	278	334
Asia-Pacific Segment	97	90	237	254
Latin America Segment	11	11	29	28
Corporate	(89)	(83)	(288)	(242)

Total	632	595	1,843	1,653

Interest income	8	21	27	47
Interest expense	(96)	(126)	(311)	(374)
Income tax expense	(124)	(98)	(362)	(292)

Net income	420	392	1,197	1,034
Net income attributable to noncontrolling interests	(66)	(59)	(210)	(177)

Net income attributable to shareholders of FMC-AG & Co. KGaA	354	333	987	857

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three months ended September 30, 2020 were negatively impacted by the development of the euro against the U.S. dollar, whereas the nine months ended September 30, 2020 were relatively unaffected. The three and nine months ended September 30, 2019 were positively impacted by the development of the euro against the U.S. dollar. For the three and nine months ended September 30, 2020, approximately 70% and 71% of revenue and approximately 81% and 86% of operating income were generated in U.S. dollars, respectively.

Three months ended September 30, 2020 compared to three months ended September 30, 2019

Consolidated financials

Key indicators for the consolidated financial statements
in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	4,414	4,419	(0)%	(6)%	6%
Health care services	3,499	3,492	0%	(6)%	6%
Health care products	915	927	(1)%	(5)%	4%
Number of dialysis treatments	13,572,506	13,237,546	3%
Same market treatment growth in %	1.8%	3.7%
Gross profit as a % of revenue	31.0%	30.5%
Selling, general and administrative costs as a % of revenue	16.3%	16.6%
Operating income	632	595	6%	(5)%	11%
Operating income margin in %	14.3%	13.5%
Delivered Operating Income(2)	566	536	5%	(5)%	10%
Net income attributable to shareholders of FMC-AG & Co. KGaA	354	333	6%	(5)%	11%
Basic earnings per share in €	1.21	1.10	9%	(5)%	14%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue remained stable as compared to the three months ended September 30, 2019. In addition to a 6% negative impact from foreign currency translation, health care services revenue increased by 6% driven by organic growth despite lower reimbursement for calcimimetics (3%), a revenue recognition adjustment for accounts receivable in legal dispute in the prior year (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 3% as a result of growth in same market treatments (2%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

At September 30, 2020, we owned, operated or managed 4,073 dialysis clinics compared to 4,003 dialysis clinics at September 30, 2019. During the three months ended September 30, 2020, we acquired 25 dialysis clinics, opened 18 dialysis clinics and combined or closed 6 clinics. The number of patients treated in dialysis clinics that we own, operate or manage increased by 2% to 349,167 at September 30, 2020 (September 30, 2019: 342,488).

Health care product revenue decreased by 1%, including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 4%. Dialysis product revenue decreased by 2%. In addition to a 6% negative impact from foreign currency translation, dialysis product revenue increased by 4% driven by higher sales of products for acute care treatments, machines for chronic treatment, peritoneal dialysis products and renal pharmaceuticals, partially offset by lower sales of in-center disposables. Non-dialysis product revenue increased by 20% to €24 M from €20 M with virtually no foreign currency translation effects. The non-dialysis product revenue increase was due to higher sales of acute cardiopulmonary products.

The increase period over period in the gross profit margin of 31.0% (2019: 30.5%) was 0.5 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the current period. The increase was primarily driven by a favorable impact related to a revenue recognition adjustment for accounts receivable in legal dispute in the prior year and the prior year effect of a reduction in patient attribution and a decreasing savings rate for ESCOs ("Prior Year ESCO effect") in the North America Segment, partially offset by higher personnel expense and higher costs for supplies in the North America Segment as well as unfavorable business growth in certain business lines in the Asia-Pacific Segment.

The decrease period over period in selling, general and administrative ("SG&A") expense as a percentage of revenue of 16.3% (2019: 16.6%) was 0.3 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease was primarily driven by the prior year effects of (a) costs associated with the sustained improvement of our cost base ("Costs Optimization costs") (North America Segment and EMEA Segment), (b) a revenue recognition adjustment for accounts receivable in legal dispute and (c) the Prior Year ESCO Effect as well as the current year effects of COVID-19-related meeting and travel savings and higher income attributable to a consent agreement on certain renal pharmaceuticals within the North America Segment. Additionally, the decrease was driven by lower bad debt expense (Asia-Pacific Segment), favorable foreign currency transaction effects in the Latin America Segment and at Corporate and business growth, including acquisitions combined with a favorable impact from cost management initiatives (mainly in the Asia-Pacific Segment and the EMEA Segment). The decrease was mostly offset by the remeasurement effect on the fair value of investments in the prior year and contributions to the opposition of U.S state ballot initiatives in the North America Segment, unfavorable foreign currency transaction effects in the EMEA Segment and higher costs related to the compliance monitor engaged in accordance with the DOJ and SEC non-prosecution agreement (see note 8 of the notes to the consolidated financial statements included in this report) at Corporate.

The increase period over period in the operating income margin was 0.8 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase in the current period was largely driven by the increase in the gross profit margin coupled with the decrease in SG&A expenses, as discussed above.

Delivered Operating Income increased by 5%. In addition to a 5% negative impact from foreign currency translation, Delivered Operating Income increased by 10% largely driven by increased operating income.

Net interest expense decreased by 16% to €88 M from €105 M. Including a 5% positive impact from foreign currency translation, net interest expense decreased by 11% primarily due to the replacement of high interest-bearing bonds by debt instruments at lower interest rates, lower variable Libor-based interest rates and a lower debt level.

Income tax expense increased to €124 M from €98 M. The effective tax rate increased to 22.9% from 20.2% for the same period of 2019 largely driven by the prior year tax benefit related to the divestiture of Sound Inpatient Physicians, Inc., and the increase of non-tax deductible expenses in the U.S. in the current year, partially offset by the prior year impact related to the release of a tax liability and the increase of tax-free income related to equity method investees.

Net income attributable to noncontrolling interests increased by 12% to €66 M from €59 M. In addition to a 7% positive impact from foreign currency translation, net income attributable to noncontrolling interests increased by 19% due to higher earnings in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 6% to €354 M from €333 M. In addition to a 5% negative impact from foreign currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 11% as a result of the combined effects of the items discussed above. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €8 M for the three months ended September 30, 2020.

Basic earnings per share increased by 9%. In addition to a 5% negative impact from foreign currency translation, basic earnings per share increased by 14% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above coupled with a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 292.8 M on September 30, 2020 (September 30, 2019: 301.4 M), primarily as a result of our share buy-back program (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).

We employed 126,463 people (full-time equivalents) as of September 30, 2020 (September 30, 2019: 120,734). This 5% increase was primarily due to acquisitions and organic growth in our business.

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2020 and 2019, we identified the following transactions which, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the integration costs related to the acquisition of NxStage Medical Inc. ("NxStage") on February 21, 2019 ("NxStage Costs")

•
an adjustment to the 2019 presentation to remove Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the gain related to divestitures of Care Coordination activities ("(Gain) loss related to divestitures of Care Coordination activities")

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified

					(Gain) loss related to divestitures of Care Coordination activities		Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Three months ended September 30
EBITDA	1,025	1,005	2	7	(2)	1,012	1%	6%
Operating income	632	595	2	25	(2)	620	2%	7%
Operating income margin in %	14.3%	13.5%				14.0%
Income tax expense	124	98	1	7	18	124	0%	5%
Net income(2)	354	333	1	18	(20)	332	7%	11%
Basic earnings per share in €	1.21	1.10	0.01	0.06	(0.07)	1.10	10%	14%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Total North America Segment
Revenue	3,069	3,073	(0)%	(5)%	5%
Health care services	2,801	2,795	0%	(6)%	6%
Health care products	268	278	(4)%	(6)%	2%
Operating income	514	477	8%	(5)%	13%
Operating income margin in %	16.8%	15.5%
Delivered Operating Income(2)	452	422	7%	(5)%	12%
Dialysis
Revenue	2,740	2,800	(2)%	(5)%	3%
Number of dialysis treatments	8,296,384	8,174,088	1%
Same market treatment growth in %	1.0%	3.4%
Operating income	490	500	(2)%	(5)%	3%
Operating income margin in %	17.9%	17.9%
Delivered Operating Income(2)	436	450	(3)%	(5)%	2%
Care Coordination
Revenue	329	273	20%	(7)%	27%
Operating income	24	(23)	n.a.		n.a.
Operating income margin in %	7.2%	(8.3)%
Delivered Operating Income(2)	16	(28)	n.a.		n.a.
Member months under medical cost management(3),(4)	162,442	146,714	11%
Medical cost under management(3),(4)	936	975	(4)%	(6)%	2%
Care Coordination patient encounters(3)	179,792	224,531	(20)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue decreased by 2%. In addition to a 5% negative impact resulting from foreign currency translation, dialysis revenue increased by 3%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue decreased by 2% to €2,472 M from €2,522 M. In addition to a 5% negative impact from foreign currency translation, dialysis care revenue increased by 3% mainly due to a revenue recognition adjustment for accounts receivable in legal dispute in the prior year (3%) and contributions from acquisitions (1%), partially offset by a decrease in organic growth as a result of lower reimbursement for calcimimetics and COVID-19-related reduced growth in treatments (1%).

Dialysis treatments increased by 1% largely due to growth in same market treatments (1%). At September 30, 2020, 211,766 patients, an increase of 1% (September 30, 2019: 209,633), were treated in the 2,620 dialysis clinics (September 30, 2019: 2,585) that we own or operate in the North America Segment.

Health care product revenue decreased by 4%. In addition to a 6% negative impact from foreign currency translation, health care product revenue increased by 2% driven by higher sales of products for acute care treatments, renal pharmaceuticals and peritoneal dialysis products, partially offset by lower external sales of home hemodialysis products and in-center disposables.

Operating income margin

Operating income margin remained stable period over period. Foreign currency translation effects represented a 0.1 percentage point increase in the dialysis operating income margin. The increase was primarily due to a favorable impact related to a revenue recognition adjustment for accounts receivable in legal dispute in the prior year, Cost Optimization costs in the prior year, favorable cost management of pharmaceuticals, as well as COVID-19-related meeting and travel savings and the effect of the suspended Medicare sequestration, an increase in commercial revenue mainly offset by the remeasurement effect on the fair value of investments in the prior year, higher personnel expense, contributions to the opposition of U.S. state ballot initiatives and lower reimbursement for calcimimetics.

Delivered Operating Income

Dialysis Delivered Operating Income decreased by 3%. In addition to a 5% negative impact from foreign currency translation, Delivered Operating Income increased by 2% mainly as a result of increased operating income at Constant Exchange Rates.

Care Coordination

Revenue

Care Coordination revenue increased by 20%. In addition to a 7% negative impact from foreign currency translation, Care Coordination revenue increased by 27% largely driven by an increase in organic growth impacted by the Prior Year ESCO Effect (32%), partially offset by the effect of closed or sold centers (3%) and lower contributions from acquisitions (2%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 15.5 percentage points. Foreign currency translation effects represented a 0.3 percentage point decrease in the operating income margin. The increase was mainly due to the Prior Year ESCO Effect.

Delivered Operating Income

Care Coordination Delivered Operating Income increased to €16 M for the three months ended September 30, 2020 as compared to a loss of € 28 M in the comparative period of 2019 mainly as the result of increased operating income.

Care Coordination business metrics

Member months under medical cost management increased by 11% due to increases in member months related to the Coordinated Care Program as well as our payor programs, partially offset by a decrease in member months related to our existing ESCOs. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management decreased by 4%. Including a 6% negative impact from foreign currency translation, Care Coordination's medical cost under management increased by 2% due to the increase in member months related to payor programs, partially offset by a decrease in member months related to our existing ESCOs as described above. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for urgent care services as a result of the divestiture of the Medspring Urgent Care Center business in the second quarter of 2019.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2020 and 2019, we identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

							Change in % as adjusted
					(Gain) loss related to divestitures of Care Coordination activities
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Three months ended September 30
Operating income	514	477	2	22	(2)	499	3%	8%
Operating income margin in %	16.8%	15.5%				16.2%
Dialysis	490	500	2	22	—	524	(6)%	(2)%
Dialysis operating income margin in %	17.9%	17.9%				18.7%
Care Coordination	24	(23)	—	—	(2)	(25)	n.a.	n.a.
Care Coordination operating income margin in %	7.2%	(8.3)%				(9.2)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	682	683	(0)%	(3)%	3%
Health care services	346	343	1%	(4)%	5%
Health care products	336	340	(1)%	(2)%	1%
Number of dialysis treatments	2,602,850	2,527,666	3%
Same market treatment growth in %	1.7%	3.6%
Operating income	99	100	(0)%	0%	0%
Operating income margin in %	14.6%	14.6%
Delivered Operating Income(2)	98	98	0%	(1)%	1%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 1%. Including a 4% negative impact resulting from foreign currency translation, health care service revenue increased by 5% largely as a result of contributions from acquisitions (3%) and organic growth (3%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (2%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). As of September 30, 2020, 67,623 patients, an increase of 2% (September 30, 2019: 66,259), were treated at the 805 dialysis clinics (September 30, 2019: 784) that we own, operate or manage in the EMEA Segment.

Health care product revenue decreased by 1% including a 2% negative impact from foreign currency translation. Dialysis product revenue decreased by 2% primarily due to a 2% negative impact resulting from foreign currency translation. Non-Dialysis product revenue increased by 16% to €23 M from €20 M with virtually no impact from foreign currency translation, largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The operating income margin remained relatively stable period over period. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. The resulting slight decrease in operating income margin was mainly due to an unfavorable impact from foreign currency transaction effects, partially offset by the release of bad debt expense.

Delivered Operating Income

Delivered Operating Income remained relatively stable period over period. Including a 1% negative impact from foreign currency translation, Delivered Operating Income increased by 1%.

EMEA Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2020, we adjusted the 2020 presentation to remove the 2019 Cost Optimization Costs in the amount of €3 M resulting in an adjusted operating income amount of €103 M and an adjusted operating income margin of 15.0%. When excluded from the results disclosed above, we believe the adjusted amount may provide a reader with further useful information in assessing our performance. While we believe the adjustment provided additional clarity to the discussion of our operating results, adjusted operating income and adjusted operating income margin for the EMEA Segment should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Total Asia-Pacific Segment
Revenue	484	475	2%	(4)%	6%
Health care services	227	223	2%	(3)%	5%
Health care products	257	252	2%	(4)%	6%
Operating income	97	90	7%	(2)%	9%
Operating income margin in %	20.0%	19.0%
Delivered Operating Income(2)	95	88	7%	(1)%	8%
Dialysis
Revenue	413	411	1%	(4)%	5%
Number of dialysis treatments	1,181,179	1,160,964	2%
Same market treatment growth in %	8.4%	6.6%
Operating income	82	81	0%	(2)%	2%
Operating income margin in %	19.9%	19.9%
Delivered Operating Income(2)	79	79	(1)%	(2)%	1%
Care Coordination
Revenue	71	64	10%	(2)%	12%
Operating income	15	9	71%	2%	69%
Operating income margin in %	21.0%	13.6%
Delivered Operating Income(2)	16	9	79%	1%	78%
Care Coordination Patient Encounters(3)	318,935	295,146	8%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 1%. Including a 4% negative impact from foreign currency translation, dialysis revenue increased by 5%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue decreased by 1% to €156 M from €159 M. Including a 3% negative impact resulting from foreign currency translation, dialysis care service revenue increased by 2% as a result of an increase in organic growth (6%) and contributions from acquisitions (3%), partially offset by the effect of closed or sold clinics (7%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (8%) and contributions from acquisitions (3%), partially offset by the effect of closed or sold clinics (9%). As of September 30, 2020, 32,689 patients (September 30, 2019: 32,239) were treated at the 397 dialysis clinics (September 30, 2019: 401) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 2%, including a 4% negative impact resulting from foreign currency translation. Dialysis product revenue increased by 2% to €257 M from €252 M. Including a 4% negative impact resulting from foreign currency translation, dialysis product revenue increased by 6% mainly a result of higher sales of in-center disposables and products for acute care treatments, partially offset by lower sales of machines for chronic treatment.

Operating income margin

Operating income margin remained stable period over period. Foreign currency translation effects represented a 0.5 percentage point increase in the operating income margin. The decrease at Constant Exchange Rates was primarily due to an unfavorable impact from foreign currency transaction effects.

Delivered Operating Income

Delivered Operating Income decreased by 1%. Including a 2% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 1% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 10%. Including a 2% negative impact resulting from foreign currency translation, Care Coordination revenue increased by 12% mainly driven by contributions from acquisitions (7%) and organic growth (5%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 7.4 percentage points. Foreign currency translation effects represented a 0.6 percentage point increase in the operating income margin. The increase was driven by a favorable impact from COVID-19 due to government relief related to costs incurred during the first nine months of 2020.

Delivered Operating Income

Care Coordination Delivered Operating Income increased by 79%. Including a 1% positive impact resulting from foreign currency translation, Care Coordination Delivered Operating Income increased by 78% mainly as a result of increased operating income.

Care Coordination business metrics

The number of patient encounters increased primarily due to increased encounters for inpatient and outpatient services as a result of acquisitions in the region.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	170	182	(7)%	(29)%	22%
Health care services	120	131	(9)%	(28)%	19%
Health care products	50	51	(1)%	(28)%	27%
Number of dialysis treatments	1,492,093	1,374,828	9%
Same market treatment growth in %	1.8%	2.7%
Operating income	11	11	6%	(22)%	28%
Operating income margin in %	6.6%	5.8%
Delivered Operating Income(2)	11	11	4%	(21)%	25%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue decreased by 9%. Including a 28% negative impact resulting from foreign currency translation, health care service revenue increased by 19% as a result of an increase in organic growth (13%) and contributions from acquisitions (6%).

Dialysis treatments increased by 9% mainly due to contributions from acquisitions (7%) and growth in same market treatments (2%). As of September 30, 2020, 37,089 patients, an increase of 8% (September 30, 2019: 34,357), were treated at the 251 dialysis clinics (September 30, 2019: 233) that we own, operate or manage in the Latin America Segment.

Health care product revenue decreased by 1%. Including a 28% negative impact resulting from foreign currency translation, health care product revenue increased by 27% due to higher sales of machines for chronic treatment.

Operating income margin

The increase period over period in the operating income margin was 0.8 percentage points primarily driven by foreign currency translation effects of 0.5 percentage points.

Delivered Operating Income

Delivered Operating Income increased by 4%. Including a 21% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 25% due to increased operating income.

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

Consolidated financials

Key indicators for the consolidated financial statements
in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	13,459	12,897	4%	(2)%	6%
Health care services	10,708	10,265	4%	(2)%	6%
Health care products	2,751	2,632	5%	(2)%	7%
Number of dialysis treatments	40,098,653	38,757,809	3%
Same market treatment growth in %	2.7%	3.6%
Gross profit as a % of revenue	31.1%	30.6%
Selling, general and administrative costs as a % of revenue	17.0%	17.4%
Operating income	1,843	1,653	11%	(1)%	12%
Operating income margin in %	13.7%	12.8%
Delivered Operating Income(2)	1,633	1,476	11%	0%	11%
Net income attributable to shareholders of FMC-AG & Co. KGaA	987	857	15%	0%	15%
Basic earnings per share in €	3.35	2.82	19%	0%	19%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue increased by 4% compared to the nine months ended September 30, 2019. In addition to a 2% negative impact from foreign currency translation, health care services revenue increased by 6% driven by organic growth despite lower reimbursement for calcimimetics (4%), contributions from acquisitions (2%) and a revenue recognition adjustment for accounts receivable in legal dispute in the prior year (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 5%. Including a 2% negative impact from foreign currency translation, health care product revenue increased by 7% Dialysis product revenue increased by 4%. In addition to a 2% negative impact from foreign currency translation, dialysis product revenue increased by 6% driven by higher sales of products for acute care treatments, in-center disposables, renal pharmaceuticals and home hemodialysis products, partially offset by lower sales of machines for chronic treatment. Non-dialysis product revenue increased by 36% to €76 M from €56 M, with virtually no impact from foreign currency translation. The increase in non-dialysis product revenue was due to higher sales of acute cardiopulmonary products.

The increase period over period in the gross profit margin of 31.1% (2019: 30.6%) was 0.5 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase was primarily driven by lower costs for renal pharmaceuticals and a revenue recognition adjustment for accounts receivable in legal dispute in the prior year within the North America Segment, partially offset by higher personnel expense in the North America Segment and the EMEA Segment as well as unfavorable business growth in certain business lines and unfavorable foreign currency transaction effects in the Asia-Pacific Segment.

The decrease period over period in SG&A expense as a percentage of revenue of 17.0% (2019: 17.4%) was 0.4 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease was primarily driven by the prior year impacts from (a) legal settlements, (b) integration costs associated with NxStage, (c) the Prior Year ESCO Effect and (d) Cost Optimization costs, as well as the current year impacts from COVID-19-related meeting and travel savings and lower health insurance expense in the North America Segment. The decrease was partially offset by the prior year remeasurement effect on the fair value of investments (North America Segment), the reduction of a contingent consideration liability related to Xenios AG ("Xenios") in 2019 (EMEA Segment) and higher costs related to the compliance monitor engaged in accordance with the DOJ and SEC non-prosecution agreement (see note 8 of the notes the consolidated financial statements included in this report) (Corporate).

The gain related to divestitures of Care Coordination activities was €32 M in the nine months ended September 30, 2020, as compared to €14 M in the comparable period of 2019 primarily due to the divestiture of cardiovascular clinics in the North America Segment in the current year.

Research and development expenses increased by 19% to €141 M from €119 M. The period over period increase, as a percentage of revenue, was 0.2 percentage points, largely driven by research and development activities at NxStage as well as in-center and home program development and research activities in the fields of digital connectivity and regenerative medicine.

Income from equity method investees decreased by 23% to €48 M from €63 M. The decrease was primarily driven by an impairment of a license held by Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP") based on an unfavorable clinical trial.

The increase period over period in the operating income margin was 0.9 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The increase in the current period was largely driven by the increase in the gross profit margin coupled with the decrease in SG&A expenses, as discussed above.

Delivered Operating Income increased by 11%, with virtually no impact from foreign currency translation. The increase was largely driven by increased operating income.

Net interest expense decreased by 13% to €284 M from €327 M. In addition to a 1% positive impact from foreign currency translation, net interest expense decreased by 12% primarily due to lower interest rates driven by the replacement of high interest-bearing bonds by debt instruments at lower interest rates and lower variable Libor-based interest rates, partially offset by a higher debt level.

Income tax expense increased by 24% to €362 M from €292 M. The effective tax rate increased to 23.2% from 22.0% for the same period of 2019 largely driven by the prior year tax benefit related to the divestiture of Sound Inpatient Physicians, Inc., the tax-free contingent consideration liability gain from Xenios in 2019 and the increase of non-tax deductible expenses in the U.S. in the current year, partially offset by the prior year impact related to the release of a tax liability and the increase of tax-free income related to equity method investees.

Net income attributable to noncontrolling interests increased by 19% to €210 M from €177 M, with virtually no impact from foreign currency translation. The increase was due to higher earnings in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 15% to €987 M from €857 M, with virtually no impact from foreign currency translation. The increase was as a result of the combined effects of the items discussed above. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €7 M for the nine months ended September 30, 2020.

Basic earnings per share increased by 19%, with virtually no impact from foreign currency translation. The increase was primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above, coupled with a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 294.5 M on September 30, 2020 (September 30, 2019: 303.8 M), primarily as a result of our share buy-back program (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2020 and 2019, we identified the following transactions which, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified

					(Gain) loss related to divestitures of Care Coordination activities
							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Nine months ended September 30
EBITDA	3,047	2,812	22	14	(14)	2,834	8%	8%
Operating income	1,843	1,653	22	32	(14)	1,693	9%	9%
Operating income margin in %	13.7%	12.8%				13.1%
Income tax expense	362	292	6	8	15	321	13%	13%
Net income(2)	987	857	16	24	(29)	868	14%	14%
Basic earnings per share in €	3.35	2.82	0.05	0.08	(0.09)	2.86	17%	18%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Total North America Segment
Revenue	9,495	9,021	5%	0%	5%
Health care services	8,660	8,264	5%	0%	5%
Health care products	835	757	10%	0%	10%
Operating income	1,587	1,279	24%	0%	24%
Operating income margin in %	16.7%	14.2%
Delivered Operating Income(2)	1,385	1,112	25%	0%	25%
Dialysis
Revenue	8,480	8,162	4%	0%	4%
Number of dialysis treatments	24,600,114	23,872,968	3%
Same market treatment growth in %	2.1%	3.4%
Operating income	1,474	1,261	17%	0%	17%
Operating income margin in %	17.4%	15.4%
Delivered Operating Income(2)	1,298	1,107	17%	0%	17%
Care Coordination
Revenue	1,015	859	18%	0%	18%
Operating income	113	18	529%	0%	529%
Operating income margin in %	11.1%	2.1%
Delivered Operating Income(2)	87	5	1,610%	(3)%	1,613%
Member months under medical cost management(3),(4)	508,117	482,970	5%
Medical cost under management(3),(4)	3,196	3,149	1%	(1)%	2%
Care Coordination patient encounters(3)	563,809	774,764	(27)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 4%, with virtually no impact from foreign currency translation. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 3% to €7,645 M from €7,405 M, with virtually no impact from foreign currency translation. The increase was mainly due to a revenue recognition adjustment for accounts receivable in legal dispute in the prior year (1%) contributions from acquisitions (1%) and organic growth despite lower reimbursement for calcimimetics (1%).

Dialysis treatments increased by 3% largely due to growth in same market treatments (2%) and contributions from acquisitions (1%).

Health care product revenue increased by 10%, with virtually no impact from foreign currency translation. The increase driven by higher sales of products for acute care treatments, renal pharmaceuticals and in-center disposables, partially offset by lower sales of machines for chronic treatment and home hemodialysis products.

Operating income margin

The increase period over period in the dialysis operating income margin was 2.0 percentage points, with virtually no impact from foreign currency translation. The increase was primarily due to a favorable impact related to a revenue recognition adjustment for accounts receivable in legal dispute in the prior year, favorable cost management of pharmaceuticals, an increase in commercial revenue, Cost Optimization costs in the prior year as well as COVID-19-related meeting and travel savings and the effect of the suspended Medicare sequestration, partly offset by the remeasurement effect on the fair value of investments in the prior year, higher personnel expense and contributions to the opposition of U.S. state ballot initiatives.

Delivered Operating Income

Dialysis Delivered Operating Income increased by 17%, with virtually no impact from foreign currency translation. The increase was mainly as a result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Care Coordination

Revenue

Care Coordination revenue increased by 18%, with virtually no impact from foreign currency translation. The increase was largely driven by an increase in organic growth impacted by the Prior Year ESCO Effect (23%), partially offset by the effect of closed or sold centers (5%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 9.0 percentage points with virtually no impact from foreign currency translation in the current period. The increase was mainly due to the Prior Year ESCO Effect, increased gains related to the divestiture of Care Coordination activities, a favorable impact from vascular access services driven by lower operating costs and higher volumes of procedures as well as a favorable impact from urgent care services, partially offset by an unfavorable impact from pharmacy services.

Delivered Operating Income

Care Coordination Delivered Operating Income increased by 1,610%. In addition to a 3% negative impact from foreign currency translation, Delivered Operating Income increased by 1,613% mainly as a result of increased operating income.

Care Coordination business metrics

Member months under medical cost management increased by 5% due to increases in member months related to payor programs and the Coordinated Care Program, partially offset by a decrease in member months related to our existing ESCOs. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 1%. Including a 1% negative impact from foreign currency translation, Care Coordination's medical cost under management increased by 2% due to the increase in member months related to payor programs, partially offset by a decrease in member months related to our existing ESCOs as described above. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for urgent care services as a result of the divestiture of the Medspring Urgent Care Center business in the second quarter of 2019.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2020 and 2019, we identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

					(Gain) loss related to divestitures of Care Coordination activities
							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Nine months ended September 30
Operating income	1,587	1,279	22	29	(14)	1,316	21%	21%
Operating income margin in %	16.7%	14.2%				14.6%
Dialysis	1,474	1,261	22	29	—	1,312	12%	13%
Dialysis operating income margin in %	17.4%	15.4%				16.1%
Care Coordination	113	18	—	—	(14)	4	2,662%	2,665%
Care Coordination operating income margin in %	11.1%	2.1%				0.5%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Revenue	2,048	1,984	3%	(2)%	5%
Health care services	1,028	1,002	3%	(2)%	5%
Health care products	1,020	982	4%	(1)%	5%
Number of dialysis treatments	7,659,111	7,503,691	2%
Same market treatment growth in %	2.3%	3.6%
Operating income	278	334	(17)%	(1)%	(16)%
Operating income margin in %	13.6%	16.8%
Delivered Operating Income(2)	276	330	(16)%	0%	(16)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 3%. Including a 2% negative impact resulting from foreign currency translation, health care service revenue increased by 5% largely as a result of an increase in organic growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (2%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 4%. Including a 1% negative impact from foreign currency translation, health care product revenue increased by 5%. Dialysis product revenue increased by 3%. Including a 1% negative impact from foreign currency translation, dialysis product revenue increased by 4% due to higher sales of products for acute care treatments and home hemodialysis products, partially offset by lower sales of in-center disposables and machines for chronic treatment. Non-Dialysis product revenue increased by 24% to €70 M from €56 M. Including a 1% negative impact from foreign currency translation, non-dialysis product revenue increased by 25% largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 3.2 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin. The decrease was mainly due to the reduction of a contingent consideration liability related to Xenios in the prior year period, an impairment of a license held by VFMCRP based on an unfavorable clinical trial for CCX140, higher personnel expense in certain countries, unfavorable foreign currency transaction effects and increased expenses driven by COVID-19, partially offset by lower bad debt expense.

Delivered Operating Income

Delivered Operating Income decreased by 16%, with virtually no impact from foreign currency translation, primarily due to decreased operating income.

EMEA Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2020, we adjusted the 2020 presentation to remove the 2019 Cost Optimization Costs in the amount of €3 M resulting in an adjusted operating income amount of €337 M and an adjusted operating income margin of 17.0%. When excluded from the results disclosed above, we believe the adjusted amount may provide a reader with further useful information in assessing our performance. While we believe the adjustment provided additional clarity to the discussion of our operating results, adjusted operating income and adjusted operating income margin for the EMEA Segment should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,377	1,360	1%	(1)%	2%
Health care services	641	632	1%	0%	1%
Health care products	736	728	1%	(2)%	3%
Operating income	237	254	(7)%	0%	(7)%
Operating income margin in %	17.2%	18.7%
Delivered Operating Income(2)	232	248	(7)%	0%	(7)%
Dialysis
Revenue	1,206	1,187	2%	0%	2%
Number of dialysis treatments	3,465,604	3,398,594	2%
Same market treatment growth in %	8.1%	7.0%
Operating income	227	235	(4)%	0%	(4)%
Operating income margin in %	18.8%	19.8%
Delivered Operating Income(2)	220	230	(4)%	0%	(4)%
Care Coordination
Revenue	171	173	(1)%	(1)%	0%
Operating income	10	19	(46)%	(3)%	(43)%
Operating income margin in %	6.1%	11.1%
Delivered Operating Income(2)	12	18	(36)%	(3)%	(33)%
Care Coordination Patient Encounters(3)	706,946	759,726	(7)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under II. Discussion of measures—Business metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 2%, with virtually no impact resulting from foreign currency translation. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 2% to €470 M from €459 M, with virtually no impact resulting from foreign currency translation. The increase was as a result of an increase in organic growth (5%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (5%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (8%), an increase in dialysis days (1%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (8%).

Health care product revenue increased by 1%. Including a 2% negative impact from foreign currency translation, health care product revenue increased by 3%. Dialysis product revenue remained relatively stable. Including a 2% negative impact from foreign currency translation, dialysis product revenue increased by 2% due to a result of higher sales of products for acute care treatments and in-center disposables, partially offset by lower sales of machines for chronic treatment. Non-Dialysis product revenue increased to €5 M (2019: €0 M) due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 1.0 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin.

The decrease was primarily due to impacts from unfavorable foreign currency transaction effects and lower income from equity method investees, partially offset by COVID-19-related travel savings and a gain from the deconsolidation of clinics.

Delivered Operating Income

Delivered Operating Income decreased by 4%, with virtually no impact from foreign currency translation. The decrease was mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue decreased by 1%. Including a 1% negative impact resulting from foreign currency translation, Care Coordination revenue remained stable.

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 5.0 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the operating income margin. The decrease was driven by unfavorable effects related to COVID-19 and an unfavorable mix effect from acquisitions with lower margins.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 36%. In addition to a 3% negative impact resulting from foreign currency translation, Care Coordination Delivered Operating Income decreased by 33% mainly as a result of decreased operating income.

Care Coordination business metrics

The number of patient encounters decreased primarily due to the impacts of COVID-19.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	508	516	(2)%	(25)%	23%
Health care services	360	367	(2)%	(26)%	24%
Health care products	148	149	(1)%	(21)%	20%
Number of dialysis treatments	4,373,824	3,982,556	10%
Same market treatment growth in %	3.4%	1.9%
Operating income	29	28	4%	(14)%	18%
Operating income margin in %	5.7%	5.4%
Delivered Operating Income(2)	29	28	4%	(13)%	17%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue decreased by 2%. Including a 26% negative impact resulting from foreign currency translation, health care service revenue increased by 24% as a result of an increase in organic growth (17%) and contributions from acquisitions (7%).

Dialysis treatments increased by 10% mainly due to contributions from acquisitions (6%), growth in same market treatments (3%) and an increase in dialysis days (1%).

Health care product revenue decreased by 1%. Including a 21% negative impact resulting from foreign currency translation, health care product revenue increased by 20% due to higher sales of in-center disposables, machines for chronic treatment and products for acute care treatments.

Operating income margin

The increase period over period in the operating income margin was 0.3 percentage points. Foreign currency translation effects represented a 0.5 percentage point increase in the operating income margin in the current period. The decrease in margin, at constant exchange rates, was mainly driven by a cost increases driven by inflation not fully offset by reimbursement increases, partially offset by favorable foreign currency transaction effects.

Delivered Operating Income

Delivered Operating Income increased by 4%. Including a 13% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 17% due to increased operating income.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

As of September 30, 2020, our available borrowing capacity resulting from unutilized credit facilities amounted to approximately €2.5 billion. The Amended 2012 Credit Agreement accounted for approximately €1.4 billion in unutilized available borrowing capacity.

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Net leverage ratio (Non-IFRS Measure)" above. At September 30, 2020 and December 31, 2019, the net leverage ratio was 2.8 and 3.2, respectively.

At September 30, 2020, we had cash and cash equivalents of €1,599 M (December 31, 2019: €1,008 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €2,913 M and €1,019 M for the nine months ended September 30, 2020 and September 30, 2019, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Cash flow measures" above. Free cash flow in percent of revenue was 21.6% and 7.9% for the nine months ended September 30, 2020 and 2019, respectively.

Net cash provided by (used in) operating activities

In the first nine months of 2020, net cash provided by operating activities was €3,649 M as compared to net cash provided by operating activities of €1,796 M in the first nine months of 2019. Net cash provided by operating activities in percent of revenue increased to 27% for the first nine months of 2020 as compared to 14% for 2019. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by U.S. federal relief funding and advanced payments under the CARES Act and other COVID-19 relief (see note 2 of the notes to the consolidated financial statements included in this report), including lower tax payments in the U.S., as well as working capital improvement driven by a positive effect from cash collections.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2020, approximately 32% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our Accounts Receivable Facility. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 51 days at September 30, 2020, a decrease as compared to 73 days at December 31, 2019.

DSO by segment is calculated by dividing the segment's accounts and other receivables and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days

	September 30, 2020	December 31, 2019	Increase/decrease primarily driven by:
North America Segment	26	58	Federal relief funding and advanced payments under the CARES Act and other COVID-19 relief
EMEA Segment	91	96	Improvement of payment collections in the region
Asia-Pacific Segment	114	113	Remained relatively stable
Latin America Segment	138	127	Periodic delays in payment of public health care organizations in certain countries
FMC-AG & Co. KGaA average days sales outstanding	51	73

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first nine months of 2020, net cash used in investing activities was €881 M as compared to net cash used in investing activities of €2,745 M in the comparable period of 2019. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for the first nine months of 2020 and 2019:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M

	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets
	For the nine months ended September 30,
	2020	2019	2020	2019
North America Segment	396	412	92	1,926
thereof investments in debt securities	—	—	30	10
EMEA Segment	86	85	35	30
Asia-Pacific Segment	56	40	18	9
Latin America Segment	19	19	30	44
Corporate	179	221	10	15

Total	736	777	185	2,024

The majority of our capital expenditures in the first nine months of 2020 was used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities, capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures decreased to approximately 5% of total revenue in the first nine months of 2020 as compared to approximately 6% of total revenue during the same period in 2019.

Acquisitions in the first nine months of 2019 were primarily driven by the acquisition of NxStage on February 21, 2019 as well as dialysis clinics.

Investments in the first nine months of 2020 were primarily comprised of the debt securities. In the first nine months of 2020, we received €40 M from divestitures. These divestitures were mainly related to the divestment of debt securities and certain research & development investments.

Investments in the first nine months of 2019 were primarily comprised of debt securities. In the first nine months of 2019, we received €56 M from divestitures. These divestitures were mainly related to the divestment of MedSpring Urgent Care Centers in Texas, a California based cardiovascular business, sales of debt securities as well as B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage.

In 2020, we anticipate capital expenditures of €1.1 to €1.3 billion and expect to make acquisitions and investments, excluding investments in debt securities, of approximately €500 to €700 M.

Net cash provided by (used in) financing activities

In the first nine months of 2020, net cash used in financing activities was €2,095 M as compared to net cash used in financing activities of €302 M in the first nine months of 2019.

In the first nine months of 2020, cash was mainly used in the repayment of short-term debt (including repayments under our commercial paper program and short-term debt from related parties) and long-term debt (including the repayment of Convertible Bonds at maturity in January 2020, the early repayment of the EUR term loan 2017 / 2020 under the Amended 2012 Credit Agreement (originally due on July 30, 2020) on May 29, 2020 and the early repayment of bonds (originally due on October 15, 2020) on July 17, 2020), the repayment of lease liabilities, repayments of the Accounts Receivable Facility, shares repurchased as part of a share buy-back program, payments of dividends as well as distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €1,250 M on May 29, 2020 and the issuance of bonds in an aggregate principal amount of $1,000 M on September 16, 2020) and short-term debt (including short-term debt from related parties).

In the first nine months of 2019, cash was mainly used in the repayments of long-term debt (including the current portion of long-term debt primarily driven by the repayment of bonds due in July 2019), repayment of lease liabilities, shares repurchased as part of a share buy-back program, payment of dividends, repayments of short-term debt and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including additional drawings under the revolving credit facilities of the Amended 2012 Credit Agreement and the issuance of bonds with a volume of $500 M), the utilization of the accounts receivable facility, as well as proceeds from and short-term debt and short-term debt from related parties.

On September 1, 2020, we paid a dividend with respect to 2019 of €1.20 per share (for 2018 paid in 2019 €1.17 per share). The total dividend payment was €351 M as compared to €355 M in the prior year.

Balance sheet structure

Total assets as of September 30, 2020 remained relatively stable at €33.0 billion as compared to €32.9 billion at December 31, 2019. In addition to a 5% negative impact resulting from foreign currency translation, total assets increased by 5% to €34.6 billion from €32.9 billion primarily driven by increases in cash and cash equivalents, inventories, property, plant and equipment as well as goodwill.

Current assets as a percent of total assets increased to 24% at September 30, 2020 as compared to 22% at December 31, 2019, primarily driven by an increase in cash and cash equivalents as well as inventories, partially offset by a decrease in trade accounts receivable. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 38% at September 30, 2020 as compared to 40% at December 31, 2019, primarily driven by an increase in long-term debt as well as an increase in accrued expenses and other current liabilities related to U.S. federal relief funding and advanced payments under the CARES Act and other COVID-19 relief, partially offset by a decrease in short-term debt and the current portion of long-term debt. ROIC increased to 6.4% at September 30, 2020 as compared to 6.1% at December 31, 2019. Adjusted for IFRS 16, ROIC was 7.3% at September 30, 2020. For further information on ROIC, see "II. Discussion of measures—Non—IFRS measures—Return on invested capital (ROIC) (Non-IFRS Measure)" above.

Report on post-balance sheet date events

Refer to note 11 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income
in € thousands ("THOUS"), except per share data

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2020	2019	2020	2019
Revenue:
Health care services	2a	3,499,437	3,492,316	10,707,969	10,264,821
Health care products	2a	914,331	926,687	2,750,940	2,631,771

		4,413,768	4,419,003	13,458,909	12,896,592
Costs of revenue:
Health care services		2,596,271	2,666,246	7,988,471	7,777,401
Health care products		450,453	406,768	1,281,713	1,176,992

		3,046,724	3,073,014	9,270,184	8,954,393
Gross profit		1,367,044	1,345,989	4,188,725	3,942,199
Operating (income) expenses:
Selling, general and administrative		717,750	731,410	2,285,192	2,246,746
(Gain) loss related to divestitures of Care Coordination activities		(3,236)	(2,462)	(32,160)	(13,862)
Research and development	2b	44,923	42,197	141,346	119,178
Income from equity method investees	10	(24,173)	(20,544)	(48,487)	(63,058)

Operating income		631,780	595,388	1,842,834	1,653,195
Other (income) expense:
Interest income		(7,531)	(20,761)	(27,469)	(46,659)
Interest expense		95,223	125,485	311,320	373,586

Income before income taxes		544,088	490,664	1,558,983	1,326,268
Income tax expense		124,342	99,103	361,952	292,312
Net income		419,746	391,561	1,197,031	1,033,956
Net income attributable to noncontrolling interests		66,244	58,977	209,838	176,843

Net income attributable to shareholders of FMC-AG & Co. KGaA	2d	353,502	332,584	987,193	857,113

Basic earnings per share	2c	1.21	1.10	3.35	2.82

Diluted earnings per share	2c	1.21	1.10	3.35	2.82

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income
in € THOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income	419,746	391,561	1,197,031	1,033,956

Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees—share of OCI	2,107	—	53,411	—
FVOCI equity investments	500	—	19,329	—
Actuarial gain (loss) on defined benefit pension plans	(24,617)	—	(19,417)	—
Income tax (expense) benefit related to components of other comprehensive income not reclassified	7,505	—	2,793	—

	(14,505)	—	56,116	—
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(637,272)	524,334	(809,871)	654,764
FVOCI debt securities	(595)	—	30,810	—
Gain (loss) related to cash flow hedges	(3,435)	409	3,183	(12,316)
Cost of hedging	2,203	(302)	2,416	(1,064)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	341	(55)	(6,962)	3,114

	(638,758)	524,386	(780,424)	644,498
Other comprehensive income (loss), net of tax	(653,263)	524,386	(724,308)	644,498

Total comprehensive income	(233,517)	915,947	472,723	1,678,454
Comprehensive income attributable to noncontrolling interests	14,526	107,830	159,144	231,404

Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA	(248,043)	808,117	313,579	1,447,050

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets
in € THOUS, except share data

	Note	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents		1,598,659	1,007,723
Trade accounts and other receivables		3,251,856	3,421,346
Accounts receivable from related parties	3	138,232	159,196
Inventories	4	1,897,017	1,663,278
Other current assets		938,304	913,603

Total current assets		7,824,068	7,165,146
Property, plant and equipment		4,079,751	4,190,281
Right-of-use assets		4,264,007	4,325,115
Intangible assets		1,419,384	1,426,330
Goodwill		13,589,294	14,017,255
Deferred taxes		429,150	361,196
Investment in equity method investees	10	706,994	696,872
Other non-current assets		736,487	752,540

Total non-current assets		25,225,067	25,769,589

Total assets		33,049,135	32,934,735

Liabilities
Accounts payable		728,592	716,526
Accounts payable to related parties	3	132,300	118,663
Current provisions and other current liabilities	2d	3,924,577	2,864,250
Short-term debt	5	307,011	1,149,988
Short-term debt from related parties	5	85,900	21,865
Current portion of long-term debt	6	1,046,030	1,447,239
Current portion of long-term lease liabilities		605,234	622,227
Current portion of long-term lease liabilities from related parties	3	20,795	16,514
Income tax payable		192,715	101,793

Total current liabilities		7,043,154	7,059,065
Long-term debt, less current portion	6	6,979,668	6,458,318
Long-term lease liabilities, less current portion		3,882,843	3,959,865
Long-term lease liabilities from related parties, less current portion	3	125,236	106,432
Non-current provisions and other non-current liabilities		750,625	616,916
Pension liabilities		741,288	689,195
Income tax payable		75,999	78,005
Deferred taxes		794,560	739,702

Total non-current liabilities		13,350,219	12,648,433

Total liabilities		20,393,373	19,707,498
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 374,165,226 shares authorized, 304,628,925 issued and 292,833,823 outstanding as of September 30, 2020 and 374,165,226 shares authorized, 304,436,876 issued and 298,329,247 outstanding as of December 31, 2019		304,629	304,437
Treasury stock, at cost	2c	(736,490)	(370,502)
Additional paid-in capital		3,593,311	3,607,662
Retained earnings		10,054,892	9,454,861
Accumulated other comprehensive income (loss)		(1,723,231)	(1,038,545)

Total FMC-AG & Co. KGaA shareholders' equity		11,493,111	11,957,913
Noncontrolling interests		1,162,651	1,269,324

Total equity		12,655,762	13,227,237

Total liabilities and equity		33,049,135	32,934,735

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows
in € THOUS

		For the nine months ended September 30,
	Note	2020	2019
Operating activities
Net income		1,197,031	1,033,956
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10	1,203,993	1,158,662
Change in deferred taxes, net		14,420	30,240
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(45,542)	(101,109)
Compensation expense related to share-based plans		—	2,203
Income from equity method investees	10	(48,487)	(63,058)
Interest expense, net		283,851	326,927
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		1,703	(85,162)
Inventories		(313,517)	(168,963)
Other current and non-current assets		(49,603)	(73,579)
Accounts receivable from related parties		16,870	67,236
Accounts payable to related parties		17,371	95,040
Accounts payable, provisions and other current and non-current liabilities	2d	1,469,513	(128,730)
Income tax payable		223,852	353,058
Cash inflow (outflow) from hedging		—	(12,697)
Received dividends from investments in equity method investees		89,204	43,472
Paid interest		(308,906)	(370,921)
Received interest		27,469	35,291
Paid income taxes		(130,251)	(345,624)

Net cash provided by (used in) operating activities		3,648,971	1,796,242

Investing activities
Purchases of property, plant and equipment		(745,609)	(787,778)
Acquisitions and investments, net of cash acquired, and purchases of intangible assets		(155,181)	(2,014,264)
Investments in debt securities		(30,146)	(9,874)
Proceeds from sale of property, plant and equipment		10,125	10,896
Proceeds from divestitures		12,735	43,488
Proceeds from sale of debt securities		27,482	12,337

Net cash provided by (used in) investing activities		(880,594)	(2,745,195)

Financing activities
Proceeds from short-term debt		211,411	611,089
Repayments of short-term debt		(1,058,160)	(255,604)
Proceeds from short-term debt from related parties		581,711	281,200
Repayments of short-term debt from related parties		(517,600)	(112,200)
Proceeds from long-term debt		2,109,272	1,589,844
Repayments of long-term debt		(1,540,548)	(1,588,516)
Repayments of lease liabilities		(513,000)	(494,284)
Repayments of lease liabilities from related parties		(15,023)	(12,309)
Increase (decrease) of accounts receivable facility		(379,545)	649,018
Proceeds from exercise of stock options		10,466	11,629
Purchase of treasury stock		(365,988)	(464,457)
Dividends paid		(351,170)	(354,636)
Distributions to noncontrolling interests		(288,256)	(203,869)
Contributions from noncontrolling interests		20,991	40,805

Net cash provided by (used in) financing activities		(2,095,439)	(302,290)

Effect of exchange rate changes on cash and cash equivalents		(82,002)	70,665
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		590,936	(1,180,578)
Cash and cash equivalents at beginning of period		1,007,723	2,145,632

Cash and cash equivalents at end of period		1,598,659	965,054

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity

For the nine months ended September 30, 2020 and 2019 (unaudited)

Consolidated statements of shareholders´ equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock
						Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges		Fair value changes	Total FMC- AG & Co. KGaA shareholders' equity	Noncontrolling interests
	Note	Number of shares	No par value	Number of shares	Amount					Pensions				Total equity
Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	—	11,758,411	1,143,547	12,901,958
Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,809)	—	—	—	—	(120,809)	(15,526)	(136,335)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,121	(911,473)	(1,528)	(290,749)	—	11,637,602	1,128,021	12,765,623

Proceeds from exercise of options and related tax effects		248,665	249	—	—	11,928	—	—	—	—	—	12,177	—	12,177
Compensation expense related to stock options		—	—	—	—	2,203	—	—	—	—	—	2,203	—	2,203
Purchase of treasury stock	2c	—	—	(6,767,773)	(457,908)	—	—	—	—	—	—	(457,908)	—	(457,908)
Withdrawal of treasury stock	2c	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—	—
Dividends paid		—	—	—	—	—	(354,636)	—	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(6,872)	—	—	—	—	—	(6,872)	72,232	65,360
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(165,149)	(165,149)
Noncontrolling interests subject to put provisions	9	—	—	—	—	—	(2,704)	—	—	—	—	(2,704)	—	(2,704)
Net Income		—	—	—	—	—	857,113	—	—	—	—	857,113	176,843	1,033,956
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	608,582	(350)	(8,029)	—	600,203	54,561	654,764
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(10,266)	—	—	(10,266)	—	(10,266)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,447,050	231,404	1,678,454

Balance at September 30, 2019		304,356,545	304,357	(3,996,952)	(239,105)	3,614,579	9,210,894	(302,891)	(12,144)	(298,778)	—	12,276,912	1,266,508	13,543,420

Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237
Proceeds from exercise of options and related tax effects		192,049	192	—	—	9,874	—	—	—	—	—	10,066	—	10,066
Purchase of treasury stock	2c	—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Dividends paid		—	—	—	—	—	(351,170)	—	—	—	—	(351,170)	—	(351,170)
Purchase/ sale of noncontrolling interests		—	—	—	—	(24,225)	—	—	—	—	—	(24,225)	(72,643)	(96,868)
Contributions from/ to noncontrolling interests		—	—	—	—	—		—	—	—	—	—	(193,174)	(193,174)
Noncontrolling interests subject to put provisions	9	—	—	—	—	—	(47,064)	—	—	—	—	(47,064)	—	(47,064)
Net Income		—	—	—	—	—	987,193	—	—	—	—	987,193	209,838	1,197,031
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	(764,864)	344	7,184	(1,841)	(759,177)	(50,694)	(809,871)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	3,990	—	—	3,990	—	3,990
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	(14,328)	—	(14,328)	—	(14,328)
Fair value changes		—	—	—	—	—	11,072	—	—	—	84,829	95,901	—	95,901
Comprehensive income		—	—	—	—	—	—	—	—	—	—	313,579	159,144	472,723

Balance at September 30, 2020		304,628,925	304,629	(11,795,102)	(736,490)	3,593,311	10,054,892	(1,429,851)	(6,126)	(370,242)	82,988	11,493,111	1,162,651	12,655,762

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 10.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. The quarterly financial report is prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Form 20-F") in accordance with IAS 1, Presentation of Financial Statements.

The consolidated financial statements at September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2019 Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €12,439 for the nine months ended September 30, 2020. The Company calculated the loss with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the nine months ended September 30, 2020, which lists the level at 346.6 index points, a 22% increase since January 1, 2020.

In the consolidated statements of income, "Selling, general and administrative" expense in the amount of €6,977 for the three months ended September 30, 2019 and €17,413 for the nine months ended September 30, 2019 have been reclassified from "Research and development" expense to conform to the current year's presentation. The 2020 presentation of amortization related to acquired technology previously recorded in "Selling, general and administrative" expense has been adjusted to present the expense in the amount of €36,881 for the nine months ended September 30, 2020 within "Costs of Revenue."

In the consolidated statements of cash flows, a decrease in receivables from equity-method investees in the amount of €53,149 for the nine months ended September 30, 2019 has been reclassified from line item "Trade accounts and other receivables" to line item "Accounts receivable from related parties" to conform to the current year's presentation.

In the consolidated balance sheets, "Non-current provisions and other non-current liabilities" in the amount of €51,831 as of December 31, 2019 have been reclassified to line item "current provisions and other current liabilities" to conform to the current year's presentation.

The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results of operations for the year ending December 31, 2020.

At October 29, 2020, the Management Board authorized the consolidated financial statements to be issued.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the nine months ended September 30, 2020 in conformity with IFRS that must be applied for the interim periods starting on or after January 1, 2020. In the nine months ended September 30, 2020, there were no recently implemented accounting pronouncements that had a material effect on the Company's consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

Amendments to IAS 1, Classification of Liabilities as Current and Non-current

In January 2020, the IASB issued Amendments to IAS 1, Classification of Liabilities as Current and Non-current. The amendments clarify under which circumstances debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Among others, the amendments state that liabilities shall be classified depending on rights that exist at the end of the reporting period and define under which conditions liabilities might be settled by cash, other economic resources or equity.

On July 15th, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently evaluating the impact of the amendments to IAS 1 on the consolidated financial statements.

In the Company's view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2. Notes to the consolidated statements of income

a)
Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three and nine months ended September 30, 2020 and 2019:

Revenue

in € THOUS

	For the three months ended September 30,
	2020			2019
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	3,099,844	—	3,099,844	3,155,050	—	3,155,050
Care Coordination	327,560	72,033	399,593	271,307	65,959	337,266

	3,427,404	72,033	3,499,437	3,426,357	65,959	3,492,316

Health care products
Dialysis products	866,144	24,459	890,603	877,008	29,869	906,877
Non-dialysis products	23,728	—	23,728	19,810	—	19,810

	889,872	24,459	914,331	896,818	29,869	926,687

Total	4,317,276	96,492	4,413,768	4,323,175	95,828	4,419,003

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

	For the nine months ended September 30,
	2020			2019
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	9,522,094	—	9,522,094	9,232,698	—	9,232,698
Care Coordination	955,851	230,024	1,185,875	849,788	182,335	1,032,123

	10,477,945	230,024	10,707,969	10,082,486	182,335	10,264,821

Health care products
Dialysis products	2,599,606	75,720	2,675,326	2,479,262	96,756	2,576,018
Non-dialysis products	75,614	—	75,614	55,753	—	55,753

	2,675,220	75,720	2,750,940	2,535,015	96,756	2,631,771

Total	13,153,165	305,744	13,458,909	12,617,501	279,091	12,896,592

b)
Research and development expenses

Research and development expenses of €141,346 for the nine months ended September 30, 2020 (for the nine months ended September 30, 2019: €119,178) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €3,777 (for the nine months ended September 30, 2019: €1,795).

c)
Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2020 and 2019:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	353,502	332,584	987,193	857,113

Denominators:
Weighted average number of shares outstanding	292,817,296	301,440,412	294,458,296	303,832,868
Potentially dilutive shares	251,979	—	230,751	83,518

Basic earnings per share	1.21	1.10	3.35	2.82

Diluted earnings per share	1.21	1.10	3.35	2.82

Share buy-back program

In 2020, the Company continued to utilize the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program. The current share buy-back program, announced on June 14, 2019 allowed for repurchase of a maximum of 12,000,000 shares at a total purchase

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

price, excluding ancillary transaction costs, of up to €660,000 between June 17, 2019 and June 17, 2020. On April 1, 2020, the Company concluded the current buy-back program. The prior buy-back program expired on May 10, 2019 and the repurchased shares were retired. The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the retired treasury stock:

Treasury Stock

Period	Average price per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
	in €		in € THOUS
December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766

Repurchased Treasury Stock	71.55	3,770,772	269,796

Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796

Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,445
October 2019	57.85	692,910	40,084
November 2019	64.78	852,859	55,245
December 2019	63.85	564,908	36,067

Repurchased Treasury Stock	62.55	5,107,678	319,509

December 31, 2019	60.66	6,107,629	370,502

Purchase of Treasury Stock
January 2020	84.37	124,398	10,495
February 2020(2)	249.10	25,319	6,307
March 2020	63.05	4,842,943	305,362
April 2020	63.07	694,813	43,824

Repurchased Treasury Stock	64.35	5,687,473	365,988

TOTAL	62.44	11,795,102	736,490

(1)
The value of shares previously repurchased and included above as of December 31, 2018 is inclusive of fees (net of taxes) paid in the amount of approximately €11 (in € THOUS) for services rendered.

(2)
The purchase price of the shares of the program beginning on June 17, 2019 is based on the volume weighted average price of the Company's shares for the period and changes in the volume weighted average price resulted in retroactive adjustments to the purchase price, even if no shares were purchased. The February adjustment, in combination with lower shares purchased, resulted in a particularly high average price per share for the month.

As of September 30, 2020, the Company holds 11,795,102 treasury shares. These shares will be used solely to reduce the registered share capital of the Company by cancellation of the acquired shares.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

d)
Impacts of severe acute respiratory syndrome coronavirus 2 ("COVID-19")

The Company and its patient population have been impacted by the severe acute respiratory syndrome coronavirus 2 ("COVID-19"). The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients. The Company has recorded €224,449 of related reimbursement payments and funding reflecting the specific terms and regulations set forth in the local laws and regulations, primarily directly against the respective cost of revenue line item, and the rest against the selling, general and administrative expense line item in the statement of profit and loss in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. At the same time the Company incurred lower costs in certain areas, for example for travel. Overall, including COVID-19 reimbursements, the Company concluded that COVID-19 resulted in an immaterial impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the nine months ended September 30, 2020.

On March 27, 2020, the U.S. administration signed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which provides relief funds to hospitals and other healthcare providers in connection with the impact of the on-going COVID-19 pandemic. The Company received U.S. federal relief funding under the CARES Act in the amount of $284,900 (€253,238 for the nine months ended September 30, 2020). The part of this funding that is not yet offset with qualifying costs incurred in relation to COVID-19 for the three-and-nine months ended September 30, 2020 is recorded as a liability on the Company's consolidated balance sheet within current provisions and other current liabilities as of September 30, 2020 and will be offset against all qualifying costs that are incurred in the fourth quarter of 2020.

The Company currently estimates that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance is expected to be released from the U.S. Department of Health and Human Services with regards to the application of CARES Act relief funds which may affect the Company's estimate as of September 30, 2020. All funding received under the CARES Act in the U.S. is to be applied solely to the Company's U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants.

Additionally, the Company received advance payments under the Centers for Medicare and Medicaid ("CMS") Accelerated and Advance Payment program which are recorded as a contract liability upon receipt and recognized as revenue when the respective services are provided. The Company recorded a contract liability within current provisions and other current liabilities in the amount of €896,642 as of September 30, 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

e)
Previously performed impairment test in the Latin America Segment

In the second quarter of 2020, the Company performed an impairment test of goodwill and non-amortizable intangible assets due to adverse changes in the Latin America Segment's economic environment, in part exacerbated by COVID-19, specifically in relation to a negative impact from country-specific risk rates increasing the weighted average cost of capital in the Latin America Segment which the Company determined to be a triggering event in accordance with IAS 36, Impairment of Assets. At that time, the Company determined that the recoverable amount of the Latin America Segment exceeded the carrying amount by €23,096. At September 30, 2020, the Company did not identify any further triggering event which would result in an additional impairment test of goodwill for the Latin America Segment. Any adverse developments in future periods would likely lead to impairment charges on this cash-generating unit. The following table shows the key assumptions and amounts by which the key assumptions would need to change that the recoverable amount equals the carrying amount:

Key assumptions	Sensitivity analysis
in %	Change in percentage points

	Latin America			Latin America
	2020	2019		2020	2019
Pre-tax WACC	11.90 - 25.57	10.45 - 20.02	Pre-tax WACC	0.22	1.87
After-tax WACC	8.83 - 22.50	8.06 - 17.63	After-tax WACC	0.15	1.24

3. Related party transactions

Fresenius SE is the Company's largest shareholder and owns 32.23% of the Company's outstanding shares, excluding treasury shares held by the Company, at September 30, 2020. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €108 during the nine months ended September 30, 2020 and €3,853 during the nine months ended September 30, 2019.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the CMS Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. The Company has entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company's receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the nine months ended September 30, 2020		For the nine months ended September 30, 2019		September 30, 2020		December 31, 2019
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	182	19,965	106	19,929	54	3,989	35	360
Fresenius SE affiliates	2,997	77,560	2,947	76,802	1,010	7,340	2,003	6,416
Equity method investees	13,793	—	(50,992)	—	72,200	—	68,300	—

Total	16,972	97,525	(47,939)	96,731	73,264	11,329	70,338	6,776

Products
Fresenius SE	—	—	3	—	—	—	—	—
Fresenius SE affiliates	31,883	34,040	33,374	26,739	11,506	3,581	16,803	3,405
Equity method investees	—	365,682	—	353,843	—	66,123	—	36,262

Total	31,883	399,722	33,377	380,582	11,506	69,704	16,803	39,667

(1)     In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €4,414 and €8,352 at September 30, 2020 and December 31, 2019, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

Lease agreements with related parties

in € THOUS

	For the nine months ended September 30, 2020			For the nine months ended September 30, 2019			September 30, 2020		December 31, 2019
	Depreciation	Interest expense	Lease expense(1)	Depreciation	Interest expense	Lease expense(1)	Right-of- use asset	Lease liability	Right-of- use asset	Lease liability
Fresenius SE	6,033	556	627	3,620	342	2,815	60,932	61,397	30,336	30,820
Fresenius SE affiliates	9,946	972	263	9,384	1,055	392	83,483	84,634	91,879	92,126

Total	15,979	1,528	890	13,004	1,397	3,207	144,415	146,031	122,215	122,946

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

c)     Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of September 30, 2020 and December 31, 2019, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €51,332 and €71,078, respectively. As of September 30, 2020, the Company did not have accounts payable to Fresenius SE related to short-term financing. As of December 31, 2019, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €38,050. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 21, 2021 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2020 with an interest rate of 0.930%.

At September 30, 2020 and December 31, 2019, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €1,000 and €1,000, respectively. These bonds were issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021.

At September 30, 2020, the Company borrowed from Fresenius SE €82,900 on an unsecured basis at an interest rate of 0.825%. At December 31, 2019, the Company borrowed from Fresenius SE in the amount of €18,865 on an unsecured basis at an interest rate of 0.930%. For further information on this loan agreement, see note 5.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €21,282 and €19,532 for its management services during the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020 and December 31, 2019, the Company had accounts receivable from the General Partner in the amount of €

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

2,130 and €977, respectively. As of September 30, 2020 and December 31, 2019, the Company had accounts payable to the General Partner in the amount of €51,267 and €34,170, respectively.

4. Inventories

At September 30, 2020 and December 31, 2019, inventories consisted of the following:

Inventories

in € THOUS

	September 30, 2020	December 31, 2019
Finished goods	1,097,886	940,407
Health care supplies	443,026	399,585
Raw materials and purchased components	236,381	227,654
Work in process	119,724	95,632

Inventories	1,897,017	1,663,278

5. Short-term debt and short-term debt from related parties

At September 30, 2020 and December 31, 2019, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties

in € THOUS

	September 30, 2020	December 31, 2019
Commercial paper program	260,961	999,732
Borrowings under lines of credit	46,010	143,875
Other	40	6,381

Short-term debt	307,011	1,149,988
Short-term debt from related parties (see note 3 c)	85,900	21,865

Short-term debt and short-term debt from related parties	392,911	1,171,853

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2020 and December 31, 2019, cash and borrowings under lines of credit in the amount of €1,195,698 and €152,598 were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At September 30, 2020, the outstanding commercial paper amounted to €261,000 (December 31, 2019: €1,000,000).

Other

At September 30, 2020, the Company had €40 (December 31, 2019: €6,381) of other debt outstanding related to fixed payments outstanding for acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

5. Short-term debt and short-term debt from related parties (Continued)

Short-term debt from related parties

On July 31, 2019, the Company and one of its subsidiaries, as borrowers, and Fresenius SE, as lender, amended and restated an unsecured loan agreement to increase the aggregate amount from $400,000 to €600,000. The Company and one of its subsidiaries may request and receive one or more short-term advances until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 c).

6. Long-term debt

As of September 30, 2020 and December 31, 2019, long-term debt consisted of the following:

Long-term debt

in € THOUS

	September 30, 2020	December 31, 2019
Amended 2012 Credit Agreement	1,237,781	1,901,372
Bonds	6,535,304	4,966,619
Convertible Bonds	—	399,939
Accounts Receivable Facility	—	379,570
Other	252,613	258,057

Long-term debt	8,025,698	7,905,557
Less current portion	(1,046,030)	(1,447,239)

Long-term debt, less current portion	6,979,668	6,458,318

On May 29, 2020, the Company issued bonds in two tranches with an aggregate principal amount of €1,250,000 under the European Medium-Term Notes Program:

•
bonds of €500,000 with a maturity of 6 years and a coupon rate of 1.00% issued at a price of 99.405%, and

•
bonds of €750,000 have a maturity of 10 years and a coupon rate of 1.50% issued at a price of 99.742%.

On September 16, 2020, Fresenius Medical Care US Finance III, Inc. issued bonds with a volume of $1,000,000. The bonds have a maturity of 10 years and 5 months and a coupon of 2.375%. The bonds were issued at a price of 99.699%.

The proceeds will be used for general corporate purposes, including the refinancing of outstanding indebtedness.

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $500,000 which were due on October 15, 2020, were redeemed prior to maturity on July 17, 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Long-term debt (Continued)

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at September 30, 2020 and December 31, 2019:

Amended 2012 Credit Agreement—Maximum amount available and balance outstanding in THOUS

	Maximum amount available September 30, 2020		Balance outstanding September 30, 2020(1)
Revolving credit USD 2017 / 2022	$900,000	€768,705	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,140,000	€973,693	$1,140,000	€973,693
EUR term loan 2017 / 2022	€266,000	€266,000	€266,000	€266,000
EUR term loan 2017 / 2020(2)	€—	€—	€—	€—

		€2,608,398		€1,239,693

	Maximum amount available December 31, 2019		Balance outstanding December 31, 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€801,139	$138,700	€123,464
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,230,000	€1,094,891	$1,230,000	€1,094,891
EUR term loan 2017 / 2022	€287,000	€287,000	€287,000	€287,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,183,030		€1,905,355

(1)
Amounts shown are excluding debt issuance costs.
(2)
The EUR term loan 2017 / 2020 in the amount of €400,000 due on July 30, 2020, was repaid on May 29, 2020.

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2020 and at December 31, 2019:

Accounts Receivable Facility—Maximum amount available and balance outstanding in THOUS

	Maximum amount available September 30, 2020(1)		Balance outstanding September 30, 2020(2)
Accounts Receivable Facility	$900,000	€768,705	$—	€—

	Maximum amount available December 31, 2019(1)		Balance outstanding December 31, 2019(2)
Accounts Receivable Facility	$900,000	€801,139	$427,000	€380,096

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)
Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,522 and $23,460 (€10,695 and €20,883) at September 30, 2020 and December 31, 2019, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Long-term debt (Continued)

These letters of credit are not included above as part of the balance outstanding at September 30, 2020 and December 31, 2019; however, they reduce available borrowings under the Accounts Receivable Facility.

7. Capital management

As of September 30, 2020 and December 31, 2019 total equity in percent of total assets was 38.3% and 40.2%, respectively, and debt and lease liabilities in percent of total assets was 39.5% and 41.8%, respectively.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating(1)

	Standard & Poor´s	Moody´s	Fitch
Corporate Credit Rating	BBB	Baa3	BBB–
Outlook	stable	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

8. Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the claims from the DOJ and the SEC for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the DOJ and the SEC on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totaled €223,980 as of December 31, 2018.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the settlement, the Company agreed to retain an independent compliance monitor for a period of at least two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the monitorship period commenced.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation, including litigation by certain state government agencies, involving FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. The matters remaining after judicial decisions favorable to FMCH and settlements, including most significantly the settlement in the federal multi-district personal injury litigation consummated in November 2017, do not present material risk. Accordingly, specific reporting on these matters has been discontinued.

FMCH's insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH's insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Discovery in the litigation is largely complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000. FMCH contests all of AIG's claims and submitted expert reports supporting rights to recover $108,000 from AIG, in addition to the $220,000 already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney's Office ("USAO") for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator's qui tam complaint that gave rise to the investigation. United States ex rel. Martin Flanagan v. Fresenius Medical Care Holdings, Inc., 2014 Civ. 00665 (D. Maryland). The relator

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

may serve the complaint and proceed with litigation at his own expense, but to date has not done so. The time period allowed for service has not expired.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 in overpayments on approximately twenty thousand "claims" submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for March 8, 2021.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator—a special-purpose entity formed by law firms to pursue qui tam proceedings—has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH has cooperated in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

On December 14, 2016, CMS, which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. Thereafter, FMCH cooperated in the investigation, the USAO declined to intervene in the relator's qui tam complaint that gave rise to the subpoena. On July 17, 2020, the relator filed a notice of dismissal without serving his complaint or otherwise pursuing his allegations and the court thereafter closed the case.

On April 8, 2019, United Healthcare initiated arbitration against FMCH alleging that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. FMCH denied and contested United's claims. On September 16, 2020, FMCH and United entered a settlement agreement requiring (1) certain amendments to contracts

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

between United and FMCH governing terms and conditions for dialysis treatments to be performed by FMCH for United beneficiaries and (2) dismissal of the arbitrations with each party to bear its own costs and expenses.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 00943 (N.D. Tex.). FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Vifor Pharma and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin's ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN) in response to the companies' ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage plans. On June 22, 2020, Dialysis Patient Citizens, a charitable patient advocacy organization, filed a lawsuit on behalf of all dialysis patients to challenge that rule, and on July 13, 2020, FMCH along with two other dialysis providers joined the lawsuit. Dialysis Patient Citizens, et al. v. Alex Azar, et al., U.S.D.C. D.C, 1:20-cv-01664. The plaintiffs' request for relief is that the provisions in this final rule regarding outpatient dialysis facilities be vacated and that CMS be enjoined from enforcing or administering those provisions.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at September 30, 2020 and December 31, 2019:

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount
						Fair value
				Not classified
September 30, 2020	Amortized cost	FVPL	FVOCI		Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	911,762	686,897	—	—	1,598,659	686,748	149	—
Trade accounts and other receivables	3,177,401	—	—	74,455	3,251,856	—	—	—
Accounts receivable from related parties	138,232	—	—	—	138,232	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	4,524	4,524	—	4,524	—
Derivatives—not designated as hedging instruments	—	20,450	—	—	20,450	—	20,450	—
Equity investments	—	197,426	51,634	—	249,060	12,258	42,635	194,167
Debt securities	—	97,387	262,798	—	360,185	354,711	5,474	—
Other financial assets	182,241	—	—	99,684	281,925	—	—	—

Other current and non-current assets	182,241	315,263	314,432	104,208	916,144	—	—	—

Financial assets	4,409,636	1,002,160	314,432	178,663	5,904,891	—	—	—

Accounts payable	728,592	—	—	—	728,592	—	—	—
Accounts payable to related parties	132,300	—	—	—	132,300	—	—	—
Short-term debt and short-term debt from related parties	392,911	—	—	—	392,911	—	—	—
Long-term debt	8,025,698	—	—	—	8,025,698	6,823,964	1,481,122	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,634,108	4,634,108	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	433	433	—	433	—
Derivatives—not designated as hedging instruments	—	5,680	—	—	5,680	—	5,680	—
Variable payments outstanding for acquisitions	—	74,210	—	—	74,210	—	—	74,210
Noncontrolling interest subject to put provisions	—	—	—	942,145	942,145	—	—	942,145
Other financial liabilities	1,604,610	—	—	—	1,604,610	—	—	—

Other current and non-current liabilities	1,604,610	79,890	—	942,578	2,627,078	—	—	—

Financial liabilities	10,884,111	79,890	—	5,576,686	16,540,687	—	—	—

(1)
Highly liquid short-term investments are mainly categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount
						Fair value
				Not classified
December 31, 2019	Amortized cost	FVPL	FVOCI		Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	841,046	166,677	—	—	1,007,723	166,677	—	—
Trade accounts and other receivables	3,343,873	—	—	77,473	3,421,346	—	—	—
Accounts receivable from related parties	159,196	—	—	—	159,196	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	107	107	—	107	—
Derivatives—not designated as hedging instruments	—	2,406	—	—	2,406	—	2,406	—
Equity investments	—	186,273	50,975	—	237,248	13,110	41,084	183,054
Debt securities	—	107,988	261,833	—	369,821	365,170	4,651	—
Other financial assets	141,355	—	—	111,649	253,004	—	—	—

Other current and non-current assets	141,355	296,667	312,808	111,756	862,586	—	—	—

Financial assets	4,485,470	463,344	312,808	189,229	5,450,851	—	—	—

Accounts payable	716,526	—	—	—	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—	118,663	—	—	—
Short-term debt and short-term debt from related parties	1,171,853	—	—	—	1,171,853	—	—	—
Long-term debt	7,905,557	—	—	—	7,905,557	5,555,475	2,537,932	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,705,038	4,705,038	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	2,534	2,534	—	2,534	—
Derivatives—not designated as hedging instruments	—	10,762	—	—	10,762	—	10,762	—
Variable payments outstanding for acquisitions	—	89,677	—	—	89,677	—	—	89,677
Noncontrolling interest subject to put provisions	—	—	—	934,425	934,425	—	—	934,425
Other financial liabilities	1,414,464	—	—	—	1,414,464	—	—	—

Other current and non-current liabilities	1,414,464	100,439	—	936,959	2,451,862	—	—	—

Financial liabilities	11,327,063	100,439	—	5,641,997	17,069,499	—	—	—

(1)
Highly liquid short-term investments are categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of September 30, 2020 and December 31, 2019. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss ("FVPL"). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as fair value through other comprehensive income ("FVOCI"). The smaller part of debt securities does not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Noncontrolling interests subject to put provisions are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put provisions. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of noncontrolling interest subject to put provisions, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €66,795 is then compared to the total liabilities and the shareholder's equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder's equity of the Company.

Following is a roll forward of Level 3 financial instruments at September 30, 2020 and December 31, 2019:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2020			2019
	Equity investments	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Equity investments	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	183,054	89,677	934,425	—	172,278	818,871
Transfer from Level 2	—	—	—	186,427	—	—
Increase	—	17,293	26,568	2,233	4,828	109,109
Decrease	—	(30,359)	(87,881)	—	(43,941)	(20,269)
(Gain) loss recognized in profit or loss	19,277	285	—	128	(41,537)	—
(Gain) loss recognized in equity	—	—	109,129	—	—	14,523
Foreign currency translation and other changes	(8,164)	(2,686)	(40,096)	(5,734)	(1,951)	12,191

Ending balance at September 30, and December 31,	194,167	74,210	942,145	183,054	89,677	934,425

10. Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes taxes are outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Segment and corporate information (Continued)

because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities ("Corporate") do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Segment and corporate information (Continued)

Information pertaining to the Company's segment and Corporate activities for the nine months ended September 30, 2020 and 2019 is set forth below:

Segment and corporate information

in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended September 30, 2020
Revenue from contracts with customers	2,991,408	674,704	473,387	169,361	4,308,860	8,416	4,317,276
Other revenue external customers	77,830	7,449	10,510	703	96,492	—	96,492

Revenue external customers	3,069,238	682,153	483,897	170,064	4,405,352	8,416	4,413,768
Inter-segment revenue	8,217	1,831	184	58	10,290	(10,290)	—

Revenue	3,077,455	683,984	484,081	170,122	4,415,642	(1,874)	4,413,768

Operating income	514,226	99,464	96,892	11,181	721,763	(89,983)	631,780

Interest							(87,692)

Income before income taxes							544,088
Depreciation and amortization	(244,800)	(47,073)	(33,430)	(8,301)	(333,604)	(62,575)	(396,179)
Impairment loss	(389)	3,542	—	—	3,153	1	3,154
Income (loss) from equity method investees	22,934	1,114	162	(36)	24,174	(1)	24,173
Additions of property, plant and equipment, intangible assets and right of use assets	285,348	55,336	32,528	13,735	386,947	73,693	460,640
Three months ended September 30, 2019
Revenue from contracts with customers	3,002,068	676,340	457,715	181,280	4,317,403	5,772	4,323,175
Other revenue external customers	71,271	6,943	16,836	778	95,828	—	95,828

Revenue external customers	3,073,339	683,283	474,551	182,058	4,413,231	5,772	4,419,003
Inter-segment revenue	719	21	35	94	869	(869)	—

Revenue	3,074,058	683,304	474,586	182,152	4,414,100	4,903	4,419,003

Operating income	477,432	99,878	90,382	10,576	678,268	(82,880)	595,388

Interest							(104,724)

Income before income taxes							490,664
Depreciation and amortization	(269,219)	(45,518)	(24,709)	(9,030)	(348,476)	(60,809)	(409,285)
Income (loss) from equity method investees	20,124	(831)	1,039	212	20,544	—	20,544
Additions of property, plant and equipment, intangible assets and right of use assets	286,472	46,154	37,789	12,112	382,527	89,864	472,391
Nine months ended September 30, 2020
Revenue from contracts with customers	9,249,609	2,026,561	1,340,674	505,225	13,122,069	31,096	13,153,165
Other revenue external customers	245,641	21,414	36,329	2,360	305,744	—	305,744

Revenue external customers	9,495,250	2,047,975	1,377,003	507,585	13,427,813	31,096	13,458,909
Inter-segment revenue	22,240	4,408	212	248	27,108	(27,108)	—

Revenue	9,517,490	2,052,383	1,377,215	507,833	13,454,921	3,988	13,458,909

Operating income	1,587,051	278,140	237,012	28,959	2,131,162	(288,328)	1,842,834

Interest							(283,851)

Income before income taxes							1,558,983
Depreciation and amortization	(758,967)	(141,824)	(86,417)	(25,547)	(1,012,755)	(187,971)	(1,200,726)
Impairment loss	(993)	(2,241)	—	—	(3,234)	(33)	(3,267)
Income (loss) from equity method investees	73,448	(23,441)	(1,273)	(67)	48,667	(180)	48,487
Total assets	22,680,229	3,855,469	2,781,200	906,905	30,223,803	2,825,332	33,049,135
thereof investments in equity method investees	394,756	185,696	100,466	26,075	706,994	—	706,994
Additions of property, plant and equipment, intangible assets and right of use assets	891,954	174,912	104,801	44,434	1,216,101	297,917	1,514,018
Nine months ended September 30, 2019
Revenue from contracts with customers	8,828,904	1,951,464	1,308,409	513,392	12,602,169	15,332	12,617,501
Other revenue external customers	192,305	32,612	51,714	2,460	279,091	—	279,091

Revenue external customers	9,021,209	1,984,076	1,360,123	515,852	12,881,260	15,332	12,896,592
Inter-segment revenue	1,694	21	491	176	2,382	(2,382)	—

Revenue	9,022,903	1,984,097	1,360,614	516,028	12,883,642	12,950	12,896,592

Operating income	1,278,706	334,043	254,441	27,858	1,895,048	(241,853)	1,653,195

Interest							(326,927)

Income before income taxes							1,326,268
Depreciation and amortization	(747,405)	(139,863)	(70,139)	(25,061)	(982,468)	(176,194)	(1,158,662)
Income (loss) from equity method investees	65,953	(5,352)	1,601	856	63,058	—	63,058
Total assets	22,353,520	4,056,993	2,746,848	899,511	30,056,872	3,112,531	33,169,403
thereof investments in equity method investees	385,604	173,610	98,863	24,540	682,617	—	682,617
Additions of property, plant and equipment, intangible assets and right of use assets	777,523	131,298	83,707	40,918	1,033,446	243,429	1,276,875

11. Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date September 30, 2020 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 9 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. During the third quarter of fiscal 2019, we identified a material weakness in internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises and determined that this material weakness existed as of December 31, 2018. This material weakness continues to exist as of September 30, 2020 (for further detail regarding this material weakness, see Item 15D. "Changes in internal control over financial reporting" included within our Annual Report on Form 20-F for the year ended December 31, 2019). As a result, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures were not effective as of September 30, 2020.

We have advised our audit committee of this deficiency in our internal control over financial reporting, and the fact that this deficiency constitutes a material weakness. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.

Because a material weakness was determined to exist, we performed additional procedures to ensure our consolidated financial statements included in this report on Form 6-K are presented fairly, in all material respects, and that our financial condition, results of operations and cash flows for the periods are presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This control deficiency did not result in errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company's consolidated financial statements for the nine months ended September 30, 2020.

We are undertaking steps to strengthen the Company's controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

•
Increasing oversight by management over revenue recognition specific to fee-for-service matters in legal consideration as well as the accounting and reporting of the related receivable balances;

•
Enhancing policies and procedures;

•
Strengthening communication and information flows between the legal and finance departments specific to fee-for-service matters in legal consideration; and

•
Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

We are committed to maintaining a strong internal control environment and believe the above noted remediation efforts will represent significant improvements to the internal control environment. The identified material weakness in internal control will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations, described in note 8 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

 OTHER INFORMATION

Legal proceedings

The information in note 8 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting ("AGM") in Bad Homburg v.d. Höhe, Germany (as a virtual meeting) on August 27, 2020. Shareholder representation at the AGM was as follows:

At the time of voting 239,542,177 shares with the same amount of votes were represented. This corresponds to 78.68% of the registered capital.

The nine resolutions proposed for action by the ordinary shareholders at the AGM and the voting results thereon are as follows:

		Votes (in percentage of shares actually voting)
Resolution		In Favor	Opposed
Item 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2019	99.95%	0.05%
Item 2	Resolution on the allocation of distributable profit	99.89%	0.11%
Item 3	Resolution on the approval of the actions of the General Partner for fiscal year 2019	96.60%	3.40%
Item 4	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2019	94.58%	5.42%
Item 5	Election of the auditor and consolidated group auditor for fiscal year 2020 as well as the auditor for the potential review of interim financial information	98.82%	1.18%
Item 6	Resolution on the approval of the compensation system for the members of the Management Board of the General Partner	95.05%	4.95%
Item 7	Resolution on the remuneration of the members of the Supervisory Board and on the amendment of Article 13 and Article 13e (3) of the Articles of Association	98.52%	1.48%
Item 8	Resolution on the cancellation of the existing authorized capitals, on the creation of new authorized capitals incl. the possibility of the exclusion of subscription rights and on corresponding amendments to Art. 4 (3) and (4) of the Articles	94.08%	5.92%
Item 9	Resolution on the amendment of Article 15 (1) sentence 2 of the Company's Articles of Association (Alignment with the German Stock Corporation Act as amended by the ARUG II)	99.99%	0.01%

Exhibits

Exhibit No.
10.3	Indenture dated as of September 16, 2020 among Fresenius Medical Care US Finance III, Inc., as Issuer, U.S. Bank National Association, as Trustee, and Fresenius Medical Care AG & Co. KGaA and Fresenius Medical Care Holdings, Inc., as Guarantors, relating to the USD 1,000,000,000 2.375% Notes due 2031 of Fresenius Medical Care US Finance III, Inc. (filed herewith).
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three- and nine-months periods ended September 30, 2020 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: October 29, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ HELEN GIZA
	Name:	Helen Giza
	Title:	Chief Financial Officer and member of the Management Board of the General Partner